Exhibit 99.1

TABLE OF DEFINITIONS

AeroTurbine	AeroTurbine, Inc.

AerCap or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust

AerLift	AerLift Leasing Ltd.

AerLift Jet	AerLift Leasing Jet Ltd.

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

AOCI	Accumulated other comprehensive income (loss)

Boeing	The Boeing Company

ECA	Export Credit Agency

Embraer	Embraer S.A.

EOL contract	End of lease contract

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

IASB	International Accounting Standards Board

US GAAP	Generally Accepted Accounting Principles in the United States of America

ILFC	International Lease Finance Corporation

ILFC Transaction	AerCap and AerCap Ireland Limited, a wholly owned subsidiary of AerCap, purchase of 100 percent of ILFC’s common stock from AIG on May 14, 2014.

IRS	Internal Revenue Service

LIBOR	London Interbank Offered Rates

MR contract	Maintenance reserved contract

OCI	Other comprehensive income (loss)

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

SPE	Special purpose entity

VIE	Variable interest entity

Waha	Waha Capital PJSC

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed, Consolidated Balance Sheets as of December 31, 2013 and June 30, 2014	4
Unaudited Condensed, Consolidated Income Statements for the Three and Six Months ended June 30, 2013 and June 30, 2014	5
Unaudited Condensed, Consolidated Statements of Comprehensive Income for the Three and Six Months ended June 30, 2013 and June 30, 2014	6
Unaudited Condensed, Consolidated Cash Flow Statements for the Six Months ended June 30, 2013 and June 30, 2014	7
Notes to the Unaudited Condensed, Consolidated Financial Statements	8

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Balance Sheets

As of December 31, 2013 and June 30, 2014

		December 31,	June 30,
	Note	2013	2014
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$295,514	$1,731,435
Restricted cash		272,787	798,909
Trade receivables		5,203	178,747
Flight equipment held for operating leases, net	6	8,085,947	31,627,619
Maintenance rights intangible and lease premium, net		9,354	4,262,824
Flight equipment held for sale		—	26,400
Net investment in finance and sales-type leases		31,995	255,475
Prepayments on flight equipment		223,815	3,408,898
Other intangibles, net		—	456,210
Deferred income tax assets		121,663	256,130
Other assets	7	404,863	935,683
Total Assets		$9,451,141	$43,938,330

Liabilities and Equity
Accrued expenses, accounts payable and other liabilities	9	$164,222	$1,233,320
Accrued maintenance liability		466,293	3,142,310
Lessee deposit liability		92,660	823,237
Debt	10	6,236,892	31,340,669
Deferred income tax liabilities		61,842	125,116
Commitments and contingencies	17	—	—
Total Liabilities		7,021,909	36,664,652

Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 212,286,021 ordinary shares issued and outstanding at June 30, 2014 and 113,783,799 ordinary shares issued and outstanding at December 31, 2013)		1,199	2,559
Additional paid-in capital		934,024	5,507,591
Accumulated other comprehensive loss		(9,890)	(5,462)
Accumulated retained earnings		1,500,039	1,689,925
Total AerCap Holdings N.V. shareholders’ equity	11	2,425,372	7,194,613
Non-controlling interest	11	3,860	79,065
Total Equity	11	2,429,232	7,273,678
Total Liabilities and Equity		$9,451,141	$43,938,330

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Income Statements

For the Three and Six Months Ended June 30, 2013 and 2014

		Three Months ended June 30,		Six Months ended June 30,
	Note	2013	2014	2013	2014
		(US dollars in thousands except share and per share amounts)
Revenues and other income
Lease revenue	16	$229,768	$763,286	$456,609	$1,012,347
Net gain on sale of assets		10,526	18,986	21,491	28,792
Other income	13	6,745	24,502	14,760	30,469
Total Revenues and other income		247,039	806,774	492,860	1,071,608
Expenses
Depreciation and amortization		83,419	276,346	161,539	366,131
Asset impairment		—	287	2,661	287
Interest expenses		47,119	172,369	105,688	235,374
Operating lease-in costs		—	—	550	—
Leasing expenses		10,330	22,551	25,246	35,334
Transaction related expenses		—	100,999	—	122,477
Selling, general and administrative expenses	12, 14	24,073	63,256	44,263	86,387
Total Expenses		164,941	635,808	339,947	845,990
Income before income taxes and income of investments accounted for under the equity method		82,098	170,966	152,913	225,618
Provision for income taxes		(7,333)	(35,964)	(12,998)	(40,611)
Net income of investments accounted for under the equity method		1,694	2,465	4,108	6,163
Net income		$76,459	$137,467	$144,023	$191,170
Net loss (income) attributable to non-controlling interest		(770)	834	(884)	1,842
Net income attributable to AerCap Holdings N.V.		$75,689	$138,301	$143,139	$193,012

Basic earnings per share	15	$0.67	$0.84	$1.26	$1.39
Diluted earnings per share	15	$0.66	$0.83	$1.25	$1.36

Weighted average shares outstanding - basic	15	113,399,744	164,371,369	113,381,740	139,148,164
Weighted average shares outstanding - diluted	15	114,602,663	166,632,714	114,532,305	141,445,745

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2013 and 2014

	Three Months ended June 30,		Six Months ended June 30,
	2013	2014	2013	2014
	(US dollars in thousands )

Net income attributable to AerCap Holdings N.V.	$75,689	$138,301	$143,139	$193,012

Other comprehensive income:
Net change in fair value of available for sale securities, net of tax of $(36)	—	—	—	250
Net change in fair value of derivatives, net of tax of $(413), $(513), $(621) and $(150), respectively and net of reclassification adjustments	2,893	3,594	4,349	1,051

Total other comprehensive income :	2,893	3,594	4,349	1,301

Total comprehensive income	$78,582	$141,895	$147,488	$194,313

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed, Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2013 and 2014

	Six Months ended June 30,
	2013 (a)	2014
	(US dollars in thousands)

Net income	$144,023	$191,170
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161,539	366,131
Asset impairment	2,661	287
Amortization of debt issuance costs and debt discounts	24,676	62,964
Amortization of lease premium intangibles	4,613	5,244
Accretion of debt fair value adjustments on debt	—	(74,718)
Net gain on sale of assets	(21,491)	(28,792)
Mark-to-market of non-hedged derivatives	(13,807)	11,439
Deferred income taxes	6,223	35,944
Share-based compensation	4,520	17,502
Changes in operating assets and liabilities:
Trade receivables	(3,774)	33,745
Other assets	(11,093)	30,630
Accrued expenses, accounts payable and other liabilities	11,789	(38,189)
Net cash provided by operating activities	309,879	613,357
Purchase of flight equipment	(1,267,850)	(763,688)
Proceeds from sale or disposal of assets	485,252	452,421
Prepayments on flight equipment	(120,485)	(115,906)
Acquisition of ILFC, net of cash acquired (Note 2)	—	(195,311)
Capital contributions	(10,930)	—
Collections of finance and sales-type leases	657	11,978
Movement in restricted cash	26,949	201,002
Net cash used in investing activities	(886,407)	(409,504)
Issuance of debt	1,354,376	2,986,693
Repayment of debt	(1,145,429)	(1,722,606)
Debt issuance costs paid	(19,880)	(95,674)
Maintenance payments received	45,818	116,586
Maintenance payments returned	(26,144)	(47,060)
Security deposits received	11,389	24,227
Security deposits returned	(6,517)	(29,842)
Net cash provided by financing activities	213,613	1,232,324
Net increase (decrease) in cash and cash equivalents	(362,915)	1,436,177
Effect of exchange rate changes	(557)	(256)
Cash and cash equivalents at beginning of period	520,401	295,514
Cash and cash equivalents at end of period	$156,929	$1,731,435

Supplemental cash flow information:
Interest paid, net of amounts capitalized	104,203	142,297
Taxes paid	4,870	5,157

(a)         Certain reclassifications have been made to Unaudited Condensed, Consolidated Statement of Cash Flows as of June 30, 2013 to reflect the current year presentation. See Note 3.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed, Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an independent aircraft leasing company with $43.9 billion of total assets on our balance sheet at June 30, 2014 mainly consisting of 1,134 owned aircraft, including 1,107 aircraft under operating leases and 26 aircraft under finance and sales- type leases and one aircraft that met the criteria for being classified as held for sale. In addition, we had 544 aircraft on order, under contract or managed. The average age of the owned fleet as of June 30, 2014 was 7.6 years and the average remaining contracted lease term was 5.5 years. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

These condensed, consolidated financial statements include the accounts of AerCap. AerCap is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006.

On May 14, 2014, AerCap successfully completed the ILFC Transaction, as further described below.

2. ILFC Transaction

On December 16, 2013, AerCap and AerCap Ireland Limited, a wholly owned subsidiary of AerCap, entered into an agreement with AIG for the purchase of 100 percent of the common stock of ILFC for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares (the “ILFC Transaction”). In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. On May 14, 2014 (the “Closing Date”), the ILFC Transaction was completed.

The total consideration paid to AIG, excluding the special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014, had a value of approximately $7.0 billion based on AerCap’s closing price per share of $46.59 on May 14, 2014. On the same date, immediately after consummation of the ILFC Transaction, all of ILFC’s assets were transferred substantially as an entirety to AerCap Trust, a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all of the liabilities of ILFC. AerCap Ireland Capital Limited, a wholly-owned subsidiary of AerCap Ireland Limited, and ILFC, an indirect subsidiary of AerCap Trust, are the sole beneficiaries of AerCap Trust.

In connection with the ILFC Transaction, on May 14, 2014, AerCap Trust and AerCap Ireland Capital Limited, issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), consisting of three tranches of varying tenor in a private placement, and of which $2.4 billion was used to satisfy the cash consideration of the acquisition. The Acquisition Notes are fully and unconditionally guaranteed on a senior secured basis by AerCap and certain of its subsidiaries, including ILFC. Additionally, in December 2013, AIG entered into a credit agreement for a senior unsecured revolving credit facility between AerCap Ireland Capital Limited, as borrower, and AIG, as lender and administrative agent. The revolving credit facility provides for an aggregate commitment of $1.0 billion and may be used for AerCap’s general corporate purposes. AerCap Trust and ILFC became guarantors of the facility effective upon the closing of the ILFC Transaction.

Upon the closing of the ILFC Transaction, AIG owns approximately 46 percent of AerCap. The AIG shares are subject to a lockup period which will expire in stages over a 9 to 15 month period after the Closing Date. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

The consideration transferred to effect the ILFC Transaction consisted of the following:

(US dollars in thousands)

Cash consideration (a)	$2,400,000
97,560,976 AerCap common shares issued multiplied by AerCap closing share price per share of $46.59 on May 14, 2014	4,545,366
Stock compensation	12,275
Consideration transferred	$6,957,641

(a)         Excludes the $600.0 million special distribution paid by ILFC to AIG prior to the Closing Date.

The following is a summary of the preliminary allocation of the purchase price to the preliminary fair values of identifiable assets acquired, the liabilities assumed and non-controlling interest at the Closing Date. Our estimates and assumptions are subject to change within the measurement period of 1 year post closing as defined under ASC 805. The primary areas that are not yet finalized are related to flight equipment held for operating lease, the maintenance related assets and liabilities, the forward order book and income taxes:

Estimated Fair Value
(US dollars in thousands)

Assets
Cash and cash equivalents and restricted cash (a)	$2,958,809
Flight equipment held for operating leases, net	23,989,643
Prepayments on flight equipment	3,166,788
Maintenance rights intangible and lease premium (b) (c)	4,263,076
Other intangibles (d)	440,093
Accrued maintenance liability	(2,688,438)
Debt	(24,339,842)
Other assets and liabilities	(775,990)
Non-controlling Interest	(77,047)
Estimate of fair value of net assets acquired	$6,937,092
Consideration Transferred	6,957,641
Goodwill	$20,549

(a)   Includes $2,205 million of cash and cash equivalents

(b)         See Note 3—Basis for presentation

(c)          Includes $4,156 million maintenance rights and the remaining amount relates to lease premium

(d)         The weighted average amortization period for Other intangibles is approximately 16 years.

AerCap reported transaction costs related to the ILFC Transaction of $122.5 million for the six months ending June 30, 2014. Those expenses are included in the Condensed, Consolidated Income Statements and consist primarily of banking fees, professional fees and severance and other compensation expenses.

The acquired business included 925 owned aircraft for operating leases and finance leases, and total assets of $35.9 billion as of the Closing Date. It contributed Total revenues and other income of $542.4 million and Net income of $127.7 million to AerCap for the period beginning May 14, 2014, and ending June 30, 2014.

The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013:

	Pro Forma	Pro Forma
	Three Months ended	Three Months ended
	June 30, 2014	June 30, 2013
	(U.S. dollars in thousands)
Total revenue and other income	$1,296,134	$1,342,812
Net income	$188,790	$149,061

	Pro Forma	Pro Forma
	Six Months ended	Six Months ended
	June 30, 2014	June 30, 2013
	(U.S. dollars in thousands)
Total revenue and other income	$2,691,979	$2,643,864
Net income	$428,238	$207,461

The most significant pro forma adjustments were to reflect the (net of tax) impact of: (i) the amortization of intangible lease premium component as an adjustment to revenue; (ii) the expensing of the maintenance rights intangible component. The expensing of maintenance rights intangible component occurs when the lease ends for EOL contracts or upon a lessee performing an overhaul on our aircraft for MR contracts. The related pro forma adjustment for the three and six months ended was based on the pro-rata estimated annual charge in the first full year after the acquisition; (iii) the depreciation and amortization expenses related to the fair value adjustments to aircraft and intangibles; (iv) the interest expense on the existing debt taking into account the fair value adjustment to the debt as of the acquisition date; (v) the interest expense related to the acquisition financing, as if the financing occurred as of January 1, 2013; (vi) other interest expense adjustments relating to the maintenance and security deposit liabilities as well as the prepayments on flight equipment; and (vii) non-recurring transaction related expenses, as if they had been incurred as of January 1, 2013 instead of 2014.

The above unaudited pro forma financial information is for informational purposes only and may not necessarily reflect the actual results of operations had the ILFC Transaction been consummated on January 1, 2013. The pro forma information did not adjust for gain from sales, impairment charges and loss from early extinguishment of debt. These pro forma amounts are not designed to represent the future expected financial results of AerCap.

Application of the Acquisition Method of Accounting:

The fair values of the assets acquired and liabilities assumed were determined using the market and income approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market, other than certain debt financing arrangements assumed in the ILFC Transaction. Each major asset acquired and liability assumed is discussed separately below:

Flight equipment:  We determined the fair value of our Flight equipment as of the Closing Date using an income approach based on the present value of the expected future cash flows. We measured the fair value of our Flight equipment as if unencumbered by any existing contractual lease terms and based on the estimated physical maintenance condition as of the Closing Date. The expected cash flows were estimated using current market lease rates for the remainder of the terms of the existing leases and future market lease rates for additional leases and an estimated residual value based on the aircraft type, age, and airframe and engine configuration of the aircraft. The aggregate cash flows were then discounted to present value. The discount rates were based on the type and age of aircraft (including the remaining useful life of the aircraft), and incorporated market participant assumptions regarding the likely debt and equity financing components and the required returns of those financing components.

Forward order book:  The fair value of the Forward order book, which is included in Prepayments on flight equipment on the Condensed, Consolidated Balance Sheet, was estimated based on the present value of the cash flows expected to be generated by the asset. Under this approach, fair value was determined by discounting the difference between the estimated fair value, as indicated by aircraft appraiser forward base values, and the contractual purchase prices for each forward order aircraft, at the respective future delivery dates. The difference was discounted at a required market rate of return that reflects the relative risk of achieving the asset’s expected cash flows and the time value of money.

Maintenance rights intangible asset components of in-place leases and lease premium:  The maintenance rights intangible asset components represent the contractual right under our leases to receive the aircraft in a specified maintenance condition at the end of the lease (EOL contracts) or our right to an aircraft in better maintenance condition by virtue of our obligation to contribute towards the cost of the maintenance events performed by the lessee either through reimbursement of maintenance deposit rents held (MR contracts), or through a lessor contribution to the lessee.

The fair value of the maintenance rights intangible asset component associated with EOL contracts was determined based on the present value of the expected cash flows, measured as the difference between the aircraft physical maintenance condition at the Closing Date and the specified contractual return condition at the end of the respective lease term adjusted for the credit risk of the lessee. The fair value of the maintenance rights intangible asset component associated with MR contracts was determined based on the present value of reimbursements to lessees for maintenance events relating to pre-acquisition usage expected during the remaining post-acquisition lease term. The expected cash flows of the EOL contracts and MR contracts are discounted at a required market rate of return that reflects the relative risk of achieving the expected cash flows of the asset and the time value of money.

The lease premium represents the value of a lease where the contractual rent payments are above the market rate. The fair value of the lease premium was determined based on the present value of the expected cash flows calculated as the difference between the contractual lease payments, adjusted for the credit risk of the lessee, and the lease payments that the aircraft could generate over the remaining lease term based on current market rates.

Other intangible assets:  Primarily includes customer relationship intangible assets and other intangible assets. The fair value of the customer relationship intangible asset was determined using the excess earnings method. This method measures the value of an intangible asset by calculating the residual profit after subtracting the appropriate returns for all other complementary assets that benefit the business.

Accrued maintenance liabilities:  Under our aircraft leases, the lessee is generally responsible for all operating expenses during the term of the lease, as well as for normal maintenance and repairs and major aircraft component maintenance events. Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rentals based on hours or cycles of utilization. If a lessee pays supplemental maintenance rentals, we are generally obligated to reimburse the lessee for costs they incur for certain qualified maintenance events. In connection with a lease of a used aircraft, we generally agree to contribute to certain maintenance events that the lessee incurs during the lease term (Lessor Contributions).

We determined the fair value of our maintenance liability relating to pre-acquisition usage based on the present value of expected cash outflows during the remaining lease term consisting of (i) expected reimbursements of maintenance deposits at the time of the forecasted maintenance event, and (ii) expected Lessor Contributions at time of the forecasted maintenance event. These two cash flows were discounted to their respective present values using a market rate of return that reflects the relative risk of the cash flows and the time value of money.

Debt:  The fair value of debt is estimated using quoted market prices where available. The fair value of certain debt without quoted market prices is estimated using discounted cash flow analyses based on current market prices for similar type debt instruments.

Non-controlling interests (NCI):  NCI include the Market Auction Preferred Stock (“MAPS”) securities issued by ILFC. The MAPS are not convertible, and have a liquidation value of $100,000 per share, with 500 shares issued and outstanding for each of the MAPS Series A and B securities. The dividend rate, other than the initial rate, for each dividend period for each series is to be reset approximately every seven weeks (49 days) on the basis of orders placed in an auction, provided such auctions are able to occur. At June 30, 2014, the dividend rate for Series A MAPS was 0.305% and the dividend rate for Series B MAPS was 0.193%. MAPS fair values were estimated using discounted cash flow analysis based on estimated market yield for similar instruments.

Income taxes:  AerCap and AIG will make an election under Section 338(h)(10) of the IRS code, which will result in the acquisition being treated as a sale of the assets of ILFC and its subsidiaries for U.S. federal and state income tax purposes, except for our wholly-owned subsidiary, AeroTurbine, which will be treated as a taxable stock purchase. As a result of this election, the tax adjusted purchase price was allocated to our net assets which changed the tax basis used to derive the deferred tax assets and liabilities. After the transaction-related adjustments were recorded (but prior to the reorganization of ILFC’s corporate structure and assets), we had a net deferred tax liability of $5.0 million compared to ILFC’s net deferred tax liability of $4.1 billion immediately preceding the transaction. Immediately after consummation of the ILFC Transaction, a plan was executed to reorganize ILFC’s corporate structure and assets, and ILFC immediately began transferring its assets and liabilities to AerCap Trust, the majority of whose earnings are subject to Irish tax. We transferred a mix of assets and liabilities with various book tax basis differences to Ireland from May 14, 2014 to June 30, 2014. As a result of these transfers, our current tax payable was $140.2 million at June 30, 2014, with an offsetting deferred tax asset of $146.4 million, which partially related to the assets and liabilities still remaining in the U.S. In addition, we had a deferred tax liability of $61.0 million at June 30, 2014. The current taxes payable amount is presented within Accrued expenses, accounts payable and other liabilities on the June 30, 2014 Condensed, Consolidated Balance Sheet. The U.S. federal and state tax liabilities for tax years prior to the Closing date, including the assumed liabilities related to unrecognized tax benefits, remain with AIG.

3.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. In the opinion of management, these interim financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three and six months ended June 30, 2014 are not necessarily indicative of those for a full fiscal year. Our significant accounting policies are described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and the following are updates and additions to those policies as a result of the ILFC Transaction.

Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

The Company reviews estimated useful life and residual value of aircraft periodically based on its knowledge to determine if they are appropriate and records adjustments on an aircraft by aircraft basis as necessary. In the six months ended June 30, 2014 and June 30, 2013, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the six months ended June 30, 2014 was to reduce net income by $1.5 million, or $0.01 basic and diluted earnings per share.

On May 14, 2014, we applied the acquisition method of accounting and measured the identifiable assets acquired, the liabilities assumed and any non-controlling interest at the acquisition date fair value.

Notes receivable:  Notes receivable represent amounts advanced in the normal course of our operations and also arise from the restructuring and deferral of trade receivables from lessees experiencing financial difficulties. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery where lessees are experiencing financial difficulties is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor’s operating environment.

Investment in finance and sales-type leases:  If a lease meets specific criteria under GAAP at the inception of the lease, we recognize the lease in Net investment in finance and sales-type leases on our Condensed, Consolidated Balance Sheets. For sales-type leases, we de-recognize the aircraft and any lease-related assets or liabilities and recognize the difference between the aircraft carrying value, including the lease-related assets and liabilities, and the Net investment in finance and sales-type leases as a gain or loss. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the leased flight equipment on the lease termination date, less the unearned income. The unearned income is recognized as Other income on our Condensed, Consolidated Income Statements over the lease term in a manner that produces a constant rate of return on the lease.

Lease related intangible asset for maintenance rights component of in-place leases and lease premium:  The lease related intangible for maintenance rights component arise from the application of the acquisition method of accounting and represent the fair value of our contractual aircraft return rights under our leases at the Closing Date. The maintenance rights represent the difference between the specified maintenance return condition in our leases and the actual physical condition of our aircraft at the Closing Date.

Our EOL contracts include a right to a specified maintenance return condition of our aircraft at the end of the lease and is recognized when an EOL contract is acquired as part of a business combination.

Our MR contracts include a right to a specified maintenance return condition of our aircraft equal to our obligations for reimbursements for qualifying maintenance events and lessor contributions to the lessee. The maintenance right component is recognized when a MR contract is acquired as part of a business combination.

Maintenance rights expense is included in Leasing expenses in our Condensed, Consolidated Income Statements. We did not record any maintenance right expense for the period beginning May 14, 2014 and ending June 30, 2014. During this period, we did not have lease terminations for EOL contracts.

The lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. We amortize the lease premium on a straight-line basis over the term of the lease as a reduction of lease revenue.

Other definite-lived intangible assets:  These primarily represent customer relationships recorded at fair value upon the consummation of the ILFC Transaction.

The rate of amortization of these definite-lived intangible assets is estimated based on the period over which we expect to derive economic benefits from such assets. We evaluate all definite-lived intangible assets for impairment.

Other assets:  Other assets consist of inventory, prepaid expenses, debt issuance costs, other receivables and other tangible fixed assets. Inventory consists primarily of engine and airframe parts when we have aircraft for part-out. Inventory is valued at the lower of cost or market value. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk purchases. Costs are allocated using the relationship of the cost of the engine, aircraft, or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero. Other tangible fixed assets consist of computer equipment, motor vehicles and office furniture and are valued at acquisition cost and depreciated at various rates between 16 percent to 33 percent per annum over the assets’ useful lives using the straight-line method.

Accrued maintenance liability:  In all of our aircraft leases, the lessee is responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, we may incur maintenance and repair expenses for our aircraft. Maintenance and repair expenses are included in Leasing expenses on our Condensed, Consolidated Income Statements, to the extent such expenses are incurred by us. In many operating and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rents which is calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. We record as revenue all supplemental maintenance rent receipts not expected to be reimbursed to lessees. We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rents under a particular lease to cover the total amount of estimated maintenance reimbursements during the remaining lease term. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, we make a payment to the lessee to compensate for the cost of the maintenance, up to the maximum of the supplemental maintenance rent payments made with respect to the lease contract.

In most lease contracts not requiring the payment of supplemental maintenance rents, the lessee is generally required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is generally EOL cash compensation for the difference at redelivery. We recognize receipts of EOL cash compensation as lease revenue when received to the extent those payments exceed the EOL contract maintenance rights intangible asset, and payments of EOL compensation as leasing expenses when paid.

In addition, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions) primarily related to usage of major life-limited components occurring prior to entering into the lease. For lease contracts completed subsequent to the ILFC Transaction, we account for planned major maintenance activities such as lessor contributions based on the expense as incurred method. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution. Where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, such payments are charged against the existing accrual.

For all of our MR contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue, net of any maintenance rights intangible asset balance at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet, net of any maintenance rights intangible asset balance, and recognized as net gain on sale of assets as part of the sale of the flight equipment.

On the Closing Date, for all contracts outstanding at that date, we determined the fair value of our maintenance liability, including lessor contributions, based on the present value of the expected cash outflows. We accrete these discounted amounts to their respective nominal values, using the effective interest method, recognizing an increase to interest expense, to the expected maintenance event dates.

Debt and Deferred Debt Issue Costs:  Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums, where applicable, and fair value adjustments. The fair value adjustments reflect the application of the acquisition method of accounting to the debt outstanding on the Closing Date. We amortize the amount of discount or premium and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method.

Lessee Security Deposits:  On the Closing Date we discounted our lessee security deposits to their respective present values. We accrete these discounted amounts to their respective nominal values, using the effective interest method, recognizing an increase to interest expense, over the period we expect to refund the security deposits to each lessee.

Reclassifications

Amortization of debt issuance costs and debt discount— The Unaudited Condensed, Consolidated Statements of Cash Flows for the six months ended June 30, 2013, includes a reclassification of $8.8 million to reduce net cash provided by financing activities and to increase net cash provided by operating activities with respect to the amortization of fair value adjustments on some of our debt which were previously netted against debt repayments. There were no changes to the

Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods. Management does not believe that the reclassification is material to the financial statements taken as a whole.

Restricted cash—The Unaudited Condensed, Consolidated Statement of Cash Flows for the six months ended June 30, 2013, includes a reclassification of $5.5 million to increase net cash flow provided by operating activities and to increase net cash used in investing activities. There were no changes to Net Income or Total Equity as a result of this reclassification in the respective period. Management does not believe that the reclassification is material to the financial statements taken as a whole.

4.  Recent Accounting Guidance

Accounting standards adopted during 2014:

Presentation of Unrecognized Tax Benefits

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carry-forward or a tax credit carry-forward (the “Carry-forwards”). When the Carry-forwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted the standard on its required effective date of January 1, 2014 and the adoption of the standard did not have a material effect on our consolidated financial statements.

Future application of accounting standards:

Reporting Discontinued Operations

In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discounted operations presentation.

The standard is effective prospectively for all disposals of components (or classification of components as held for sale) of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications of components as held for sale) that have not been reported in financial statements previously issued. We plan to adopt the standard on its required effective date of January 1, 2015 and do not expect the adoption of the standard to have a material effect on our consolidated financial statements.

Revenue from Contracts with Customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

This standard will be effective for the fiscal year beginning after December 1, 2016 and subsequent interim periods. We have the option to apply the provisions of the standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of initial application. Early adoption is not permitted. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial statements.

5.  Fair value measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability. Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of June 30, 2014 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	June 30, 2014	Level 1	Level 2	Level 3
Derivative assets	$20,558	$—	$20,558	$—
Derivative liabilities	5,739	—	5,739	—
	$26,297	$—	$26,297	$—

Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate swaps, caps and floors. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income for those derivative assets and liabilities not subject to cash flow hedge accounting treatment.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As described in our Annual Report on Form 20-F for the year ended December 31, 2013 we also measure the fair value of certain assets and liabilities, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft and third party aircraft valuations.

Fair Value Disclosures of Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying value reported on the balance sheet for cash and cash equivalents and restricted cash approximates its fair value.

Notes Receivable: The fair values for notes receivable are estimated using discounted cash flow analysis, using market quoted discount rates that approximate the credit risk of the issuing party.

Debt Financing: The fair value of our debt financings consider the frequency and volume of quoted prices of our debt in active markets, where available. The fair value of our long term unsecured fixed rate and floating rate debt is estimated using quoted market prices. The fair value of our long term secured debt is estimated using discounted cash flow analysis based on current market prices for similar type debt.

Derivatives: At June 30, 2014 and December 31, 2013, our derivative portfolio consisted of interest rate swaps, caps and floors. Fair values were based on the use of a valuation model that utilizes, among other things, current interest, foreign exchange and volatility rates, as applicable. As such, the valuation of these instruments is classified as Level 2.

Guarantees: Guarantees are included in Accrued expenses and other liabilities on our Condensed, Consolidated Balance Sheets. Fair value is determined by reference to the underlying aircraft and guarantee amount. See Note 17—Commitments and Contingencies—Asset Value Guarantees.

The carrying amounts and fair values of our most significant financial instruments at June 30, 2014 are as follows:

	June 30, 2014
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Derivative assets	$20,558	$20,558	$—	$20,558	$—
Notes receivable	172,830	172,830	—	172,830	—
Cash and cash equivalents, including Restricted cash	2,530,343	2,530,343	2,530,343		—
	$2,723,731	$2,723,731	$2,530,343	$193,388	$—
Liabilities
Debt	$31,340,669	$31,598,182	$—	$31,598,182	$—
Derivative liabilities	5,739	5,739	—	5,739	—
Guarantees	133,525	133,525	—		133,525
	$31,479,933	$31,737,447	$—	$31,603,921	$133,525

6.  Flight equipment held for operating leases, net

Movements in flight equipment during the periods presented were as follows:

Movements in flight equipment held for operating leases during the periods presented were as follows:

	Twelve Months ended	Six Months ended
	December 31, 2013	June 30, 2014
Net book value at beginning of period	$7,261,899	$8,085,947
Additions	1,825,937	896,173
ILFC Transaction	—	23,954,769
Depreciation	(336,888)	(357,726)
Impairment	(25,616)	(287)
Disposals	(606,495)	(923,787)
Transfers to investment in finance and sales-type leases/inventory	(32,890)	(27,470)
Net book value at end of period	$8,085,947	$31,627,619

Accumulated depreciation/impairment at December 31, 2013 and June 30, 2014	$(1,337,675)	$(1,484,476)

7.  Other assets

Other assets consist of the following:

	December 31,	June 30,
	2013	2014
AeroTurbine inventory	$—	$270,744
Debt issuance costs	148,315	186,014
Notes receivable	75,788	172,830
Other receivables	27,223	125,901
Investments	112,380	121,461
Other tangible fixed assets	2,427	22,079
Derivative assets (see note 8)	32,673	20,558
Prepaid expenses	6,057	16,096
	$404,863	$935,683

8.  Derivative assets and liabilities

The objective of our hedging policy is to adopt a risk averse position with respect to changes in interest rates and foreign currencies. In the normal course of business we enter into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore we enter into a number of foreign currency derivatives to hedge the current and future Euro-U.S. dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of June 30, 2014, we had interest rate swaps, caps and floors with a combined notional amount of $2.0 billion and a net fair value of $14.9 million. The fair value as of June 30, 2014 is recorded in the balance sheet as derivative assets of $20.6 million, derivative liabilities of $5.7 million and accrued interest of $0.2 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to 20 swaps acquired pursuant to the ILFC Transaction. The acquired interest rate swap agreements are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. The change in fair value during the three months ended June 30, 2013 and 2014 was a gain of $12.3 million and a loss of $6.5 million, respectively. The change in fair value during the six months ended June 30, 2013 and 2014 was a gain of $13.7 million and a loss of $11.4 million, respectively.

As of June 30, 2014, we had one interest rate swap, for which we achieved cash flow hedge accounting treatment. The one interest rate swap had a notional amount of $42.0 million. The change in fair value related to the effective portion of this interest rate swap is recorded, net of tax, in accumulated other comprehensive income.

9.  Accrued expenses, accounts payable and other liabilities

Accrued expenses, accounts payable and other liabilities consist of the following:

	December 31,	June 30,
	2013	2014
Accrued expenses	$50,087	$476,365
Accrued interest	44,916	335,973
Deferred revenue	47,698	292,573
Lease deficiency	13,459	94,980
Accounts payable	829	25,221
Derivative liabilities (see note 8)	7,233	5,739
Other payables	—	2,468
	$164,222	$1,233,320

10.  Debt

As of June 30, 2014, our outstanding indebtedness totaled $31.3 billion and primarily consisted of senior unsecured bonds and medium term notes, senior secured bonds, export credit facilities, institutional secured term loans and commercial bank debt. As a result of applying the acquisition method of accounting, we adjusted the carrying amounts of our debt to fair value and eliminated any deferred debt discounts and premiums as of the Closing Date. Any debt issue cost capitalized by ILFC was also eliminated as of the Closing Date. These fair value adjustments are being amortized over the life of each associated debt instrument using the effective interest method.

Debt consists of the following:

	December 31,	June 30,
	2013	2014 (a)
Unsecured
Senior unsecured bonds, notes and medium-term notes	$300,000	$14,130,311
DBS revolving credit facility	150,000	—
Subordinated debt joint ventures partners	64,280	64,280
Other unsecured debt	73,124	58,139
Fair value adjustment	—	1,186,309
Secured
ECA and Ex-Im financings	1,594,137	3,022,400
Senior secured bonds	—	3,900,000
Institutional secured term loans	—	2,250,000
ALS II debt	450,045	389,113
GFL securitization debt	533,064	—
Temescal facility	—	1,181,488
AerFunding revolving credit facility	967,094	967,411
Skyfunding B737-800 acquisition facility	623,785	598,001
Portfolio facilities	553,134	684,216
PDP facilities	47,458	104,882
AeroTurbine facility	—	349,534
Other secured debt	968,768	1,100,114
Fair value adjustment	(87,997)	354,711
Subordinated
ECAPs subordinated debt	—	1,000,000
Fair value adjustment	—	(240)
	$6,236,892	$31,340,669

a)             As of June 30, 2014, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

A detailed summary of the principal terms of our indebtedness can be found in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014. The facilities described below which were either assumed as a result of the ILFC Transaction or were directly related to the ILFC Transaction.

Senior Unsecured Bonds and Medium-term Notes

As of June 30, 2014, we had issued unsecured notes with an aggregate principal amount outstanding of approximately $8.5 billion under our previous shelf registration statements, including $750 million of 3.875% notes due 2018 and $500 million of 4.625% notes due 2021, each issued in March 2013, and $550 million of floating rate notes due 2016, issued in May 2013. The floating rate notes bear interest at three-month LIBOR plus a margin of 1.95%, with the interest rate resetting quarterly. At June 30, 2014, the interest rate was 2.18%. The debt securities outstanding under our shelf registration statements mature through 2022 and the fixed rate notes bear interest at rates ranging from 3.875% to 8.875%. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

On March 22, 2010 and April 6, 2010, ILFC issued a combined $1.25 billion aggregate principal amount of 8.625% senior notes due September 15, 2015, and $1.5 billion aggregate principal amount of 8.750% senior notes due March 15, 2017, pursuant to an indenture dated as of March 22, 2010. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

The indentures governing our unsecured notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries’, ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the relevant indentures may immediately become due and payable.

In connection with the Reorganization, AerCap Trust became the successor issuer under the indentures. As a result, AerCap Trust assumed ILFC’s reporting obligations. ILFC also agreed to continue to be co-obligor under the indentures. The unsecured notes are guaranteed by AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, and AerCap Ireland Capital Limited.

Senior Unsecured Notes due 2017, 2019 and 2021

General.  In May 2014, AerCap Ireland Capital Limited and AerCap Trust, jointly issued $2.6 billion aggregate principal amount of senior notes, consisting of $400.0 million aggregate principal amount of 2.75% senior notes due 2017 (the “2017 Notes”), $1.1 billion aggregate principal amount of 3.75% senior notes due 2019 (the “2019 Notes”) and $1.1 billion aggregate principal amount of 4.50% senior notes due 2021 (the “2021 Notes” and, together with the 2017 Notes and the 2019 Notes, the “Acquisition Notes”). Substantially all of the net proceeds received from the offering of the Acquisition Notes were used to finance in part the consideration payable in connection with the acquisition of 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG.

Maturity Date.  The final maturity date of the 2017 Notes will be May 15, 2017; the final maturity date of the 2019 Notes will be May 15, 2019; and the final maturity date of the 2021 Notes will be May 15, 2021.

Collateral.  None.

Optional Redemption.  We may redeem each series of Acquisition Notes, in whole or in part, at any time at a price equal to 100% of the aggregate principal amount of such series plus the applicable “make-whole” premium plus accrued and unpaid interest, if any, to the redemption date. The “make-whole” premium is the excess of: (1) the sum of the present value at such redemption date of all remaining scheduled payments of principal and interest on such note through the stated maturity date of the notes (excluding accrued but unpaid interest to the redemption date), discounted to the date of redemption using a discount rate equal to the Treasury Rate plus 50 basis points; over (2) the principal amount of the notes to be redeemed.

Certain Covenants.  The Acquisition Notes do not have any financial condition covenants that require the AerCap Ireland Capital Limited, AerCap Trust or any of the guarantors of the Acquisition Notes to maintain compliance with any financial ratios or measurements on a periodic basis. The Acquisition Notes do contain non-financial covenants that, among other things, limit our ability to declare or pay dividends in certain circumstances, make investments in or transfers of assets to certain subsidiaries and enter into certain mergers or consolidations. In addition, the indenture governing the Acquisition Notes restricts our ability to incur liens on assets, subject to certain exceptions as described therein, including the ability to incur additional liens to secure indebtedness for borrowed money in an amount not to exceed 12.5% of the consolidated net tangible assets of AerCap and certain of its subsidiaries.

Guarantees.  The Acquisition Notes are guaranteed by AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, and ILFC.

ECA Financings

General.  ILFC entered into ECA facility agreements in 1999 and 2004 through certain direct and indirect wholly-owned subsidiaries that have been designated as non-restricted subsidiaries under the ILFC indentures. The 1999 and 2004 ECA facilities were used to fund purchases of Airbus aircraft through 2001 and 2010, respectively. Each aircraft purchased was financed by a ten-year fully amortizing loan. New financings are no longer available to us under either ECA facility.

As of June 30, 2014, approximately $1.3 billion was outstanding under the 2004 ECA facility and no loans were outstanding under the 1999 ECA facility. The loans are guaranteed by various European ECAs. The obligations under the ECA financings are guaranteed on an unsecured basis by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Ireland Capital Limited, and ILFC and we have collateralized the debt with pledges of the shares of wholly-owned subsidiaries that hold title to the aircraft financed under the facilities.

The 2004 ECA facility contains customary events of default and restrictive covenants. The 2004 ECA facility requires us to segregate security deposits, overhaul rentals and rental payments received under the leases related to the aircraft funded under the 2004 ECA facility to the extent amounts remain outstanding under the relevant aircraft loan (segregated rental payments are used to make scheduled principal and interest payments on the outstanding debt). The segregated funds are deposited into separate accounts pledged to and controlled by the security trustee of the 2004 ECA facility. At June 30, 2014 and December 31, 2013, respectively, we had segregated security deposits, overhaul rentals and rental payments aggregating approximately $472.8 million and $450.4 million related to aircraft funded under the 2004 ECA facility. The segregated amounts fluctuate with changes in security deposits, overhaul rentals, rental payments and principal and interest payments related to the aircraft funded under the 2004 ECA facility. In addition, if a default resulting in an acceleration of the obligations under the 2004 ECA facility were to occur, pursuant to the cross-collateralization agreement described below, we would have to segregate rental payments, overhaul rentals and security deposits received after such acceleration event occurred from the leases relating to all the aircraft funded under the 2004 and 1999 ECA facilities that remain as collateral, even though those aircraft are no longer subject to a loan at such time.

In addition, we must register the existing individual mortgages on certain aircraft funded under both the 1999 and 2004 ECA facilities in the local jurisdictions in which the respective aircraft are registered. The mortgages are only required to be filed with respect to aircraft that have outstanding loan balances or otherwise as agreed in connection with the cross-collateralization agreement described below.

On May 8, 2013, ILFC amended the 2004 ECA facility, effective immediately, to remove the minimum consolidated tangible net worth covenant. In addition, the amendment made permanent the requirement to segregate funds and to register individual mortgages in local jurisdictions for aircraft that have outstanding loan balances. Prior to the amendment, this requirement would have fallen away if our long-term debt ratings rose above a certain level.

Collateral.  The 1999 ECA facility is cross-collateralized with the 2004 ECA facility. As part of such cross-collateralization, (i) the obligations are guaranteed under the 2004 ECA facility through our subsidiary established to finance Airbus aircraft under the 1999 ECA facility; (ii) mortgages were granted over certain aircraft financed under the 1999 ECA facility and security interests over other collateral related to the aircraft financed under the 1999 ECA facility to secure the guaranty obligation; (iii) the loan-to-value ratio (aggregating the appraised value of the aircraft from the 1999 ECA facility and the 2004 ECA facility) must be no more than 50% in order to release liens (including the liens incurred under the cross-collateralization agreement) on any aircraft financed under the 1999 or 2004 ECA facilities or other assets related to the aircraft; and (iv) proceeds generated from certain disposals of aircraft are applied to obligations under the 2004 ECA facility.

Interest Rate.  The interest rates on the loans outstanding under the 2004 ECA facility are either fixed or based on LIBOR and ranged from 0.2897% to 4.711% at June 30, 2014.

Maturity Date.  The principal amortizes over a 10-year term, with a final maturity on May 29, 2020.

Ex-Im Financings

On December 19, 2012, ILFC issued through a consolidated entity pre-funded amortizing notes with an aggregate principal amount of $287.0 million. The notes mature in January 2025 and scheduled principal payments commenced in April 2013. The notes are guaranteed by the Export-Import Bank of the United States and bear interest at a rate per annum equal to 1.492%. ILFC used the proceeds from the notes to finance two Boeing 777-300ER aircraft, which serve as collateral for the notes and AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Ireland Capital Limited, and ILFC guarantee the notes on an unsecured basis.

Senior Secured Bonds

General.  On August 20, 2010, ILFC issued $3.9 billion of senior secured bonds, with $1.35 billion maturing in September 2014 and bearing interest of 6.5%, $1.275 billion maturing in September 2016 and bearing interest of 6.75%, and $1.275 billion maturing in September 2018 and bearing interest of 7.125%. The bonds are guaranteed by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Ireland Capital Limited, and ILFC.

The indenture and the aircraft mortgage and security agreement governing the senior secured bonds contain customary covenants that, among other things, restrict our and our restricted subsidiaries’ ability to: (i) create liens; (ii) sell, transfer or otherwise dispose of the assets serving as collateral for the senior secured bonds; (iii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iv) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; and (v) make investments in or transfer assets to non-restricted subsidiaries. The indenture also restricts our and the subsidiary guarantors’ ability to consolidate, merge, sell or otherwise dispose of all, or substantially all, of our assets.

The indenture provides for customary events of default, including but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness, and certain events of insolvency. If any event of default occurs, any amount then outstanding under the senior secured bonds may immediately become due and payable.

Collateral.  The bonds are secured by a designated pool of aircraft, initially consisting of 174 aircraft, together with the attached leases and all related equipment, and cash collateral when required. In addition, two of our subsidiaries, which either own or hold leases attached to the aircraft included in the pool securing the notes, have guaranteed the bonds. We can redeem the bonds at any time prior to their maturity, provided we give notice between 30 to 60 days prior to the intended redemption date and subject to a penalty of the greater of 1% of the outstanding principal amount and a “make-whole” premium. There is no sinking fund for the bonds.

Maturity Date.  The bonds mature on September 1, 2014, September 1, 2016 and September 1, 2018.

Institutional Secured Term Loans

Vancouver Facility

General.  On February 23, 2012, one of ILFC’s indirect, wholly-owned subsidiaries that had been designated as non-restricted under ILFC’s indentures entered into a secured term loan agreement in the amount of $900 million. On April 5, 2013, ILFC amended this secured term loan and simultaneously prepaid $150 million of the outstanding principal amount. In connection with the partial prepayment of this secured term loan, ILFC recognized losses aggregating approximately $2.9 million from the write-off of unamortized deferred financing costs. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Ireland Capital Limited, and ILFC and on a secured basis by certain wholly-owned subsidiaries of the subsidiary borrower. The loan requires a loan-to-value ratio of no more than 63%. If the subsidiary borrower does not maintain compliance with the maximum loan-to-value ratio, it will be required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. The principal of the loan is payable in full at maturity with no scheduled amortization. We can voluntarily prepay the loan at any time. The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

Interest Rate.  The loan initially bore interest at LIBOR plus a margin of 4.0% with a 1.0% LIBOR floor, or, if applicable, a base rate plus a margin of 3.0%. The remaining outstanding principal amount of $750 million now bears interest at an annual rate of LIBOR plus 2.75%, with a LIBOR floor of 0.75%, or, if applicable, a base rate plus a margin of 1.75%.

Collateral.  The security granted includes the equity interests in certain SPEs of the subsidiary borrower that have been designated as non-restricted under our indentures. The SPEs initially held title to 62 aircraft, together with the attached leases and all related equipment, with an aggregate appraised base market value, as defined in the loan agreement, of approximately $1.66 billion as of December 31, 2011, equaling an initial loan-to-value ratio of approximately 54%. After giving effect to the amendment, certain collateral that had served as security for the secured term loan was released. As of June 30, 2014, the SPEs collectively own a portfolio of 53 aircraft, together with the attached leases and all related equipment, with an aggregate appraised base market value, as defined in the loan agreement, of $1.21 billion, equaling a loan-to-value ratio of approximately 61.8%.

Maturity Date.  The loan matures on June 30, 2017.

Hyperion Facility

General.  On March 6, 2014, one of ILFC’s indirect, wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $1.5 billion. Scheduled interest payments commenced on June 30, 2014. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Ireland Capital Limited, and ILFC and on a secured basis by certain other of our wholly-owned subsidiaries. The security granted includes the equity interests of the subsidiary borrower, its immediate parent and in certain indirect SPEs that will own the aircraft.

We intend to use the proceeds from the 2014 secured term loan for general corporate purposes, including purchasing aircraft and maintaining our liquidity management policies.

Interest Rate.  The loan bears interest at LIBOR plus a margin of 2.75% with a 0.75% LIBOR floor, or, if applicable, a base rate plus a margin of 1.75%.

Collateral.  The net proceeds from the 2014 Secured Term Loan were deposited initially into a pledged cash collateral account. Designated non-restricted SPEs owning a combined portfolio of 85 aircraft and all related equipment and leases, with an average appraised base market value, as defined in the loan agreement, of approximately $2.5 billion as of December 31, 2013, have been identified and approved to serve as collateral for the 2014 Secured Term Loan. On the closing date we had transferred the equity in SPEs owning 43 aircraft into the structure and loan proceeds were released to the subsidiary borrower in an amount equal to approximately $797 million, net of discounts and commissions. As the equity in the remaining SPEs owning 42 aircraft is transferred into the structure, loan proceeds will continue to be released to the subsidiary borrower at an advance rate of up to 60.3% of the initial appraised base market value of the aircraft owned by such SPEs. At June 30, 2014, $1.5 billion had been released to the subsidiary borrower.

The loan requires a loan-to-value ratio of no more than 70%. If compliance with the maximum loan-to-value ratio is not maintained, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. Subject to substitution rights, the portfolio of SPEs owning aircraft designated as collateral will be required to meet certain concentration criteria, including age of aircraft, location of lessees, model type of aircraft and percentage of aircraft leased to a single lessee. The principal of the loan is payable in full at maturity with no scheduled amortization. During the first six months of the 2014 Secured Term Loan, if we voluntarily prepay the loan in part or in full in connection with a repricing or refinancing of the loan, the amount prepaid will be subject to a 1% prepayment premium. We may voluntarily prepay the loan in part or in full without penalty or premium if such prepayment is not in connection with a repricing or a refinancing of the loan or otherwise after the six month anniversary of the closing date. The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

Maturity Date.  The loan matures on March 6, 2021.

Temescal Facility

General.  On March 30, 2011, one of ILFC’s indirect, wholly-owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of June 30, 2014, approximately $1.2 billion was outstanding under this agreement. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Ireland Capital Limited, and ILFC and on a secured basis by certain wholly-owned subsidiaries of the subsidiary borrower.

The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which declines over time, as set forth in the term loan agreement. If the subsidiary borrower does not maintain compliance with the maximum loan-to-value ratio, it will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio.

The subsidiary borrower can voluntarily prepay the loan at any time. The loan facility contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of the guarantors, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

Interest Rate.  The loan bears interest at LIBOR plus a margin of 2.75%, or, if applicable, a base rate plus a margin of 1.75%.

Collateral.  The security granted includes a portfolio of 54 aircraft, together with the attached leases and all related equipment, and the equity interests in certain SPEs that own the pledged aircraft, attached leases and related equipment. The

54 aircraft had an initial aggregate appraised value, as defined in the loan agreement, of approximately $2.4 billion, which equaled a loan-to-value ratio of approximately 65%. The subsidiary borrower, subsidiary guarantors and SPEs have been designated as non-restricted subsidiaries under the ILFC indentures.

Maturity Date.  The loan matures on March 30, 2018.

AerFunding Revolving Credit Facility

On April 10, 2014 and May 12, 2014, we increased actual commitments by $125 million and $50 million respectively to $1.53 billion. Since June 30, 2014, we increased the total commitments by $25 million to $1.55 billion. Total allowable commitments in the AerFunding revolving credit facility are $1.65 billion.

Camden Facility (part of Portfolio Facilities)

In March 2012, one of ILFC’s indirect, wholly-owned subsidiaries that had been designated as non-restricted under ILFC’s indentures entered into a $203 million term loan facility that was used to finance seven Boeing 737-800s. The principal of each senior loan issued under the facility will partially amortize over six years, with the remaining principal payable at the maturity date. At June 30, 2014, approximately $164 million was outstanding and the average interest rate on the loans was 4.73%. The loans are non-recourse to us and certain of our subsidiaries except under limited circumstances and are secured by the purchased aircraft and lease receivables. Certain obligations of the subsidiary borrower are guaranteed on an unsecured basis by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, AerCap Ireland Capital Limited, and ILFC. The subsidiary borrower can voluntarily prepay the loans at any time subject to a 1% prepayment fee prior to March 30, 2015. On March 29, 2013, ILFC amended certain financial covenants under our $203 million term loan facility. The subsidiary borrower under the $203 million term loan facility is prohibited from: (i) incurring additional debt; (ii) incurring additional capital expenditures; (iii) hiring employees; and (iv) negatively pledging the assets securing the facility.

AeroTurbine Facility

AeroTurbine has a credit facility that expires on December 9, 2015 and, after the most recent amendment on February 23, 2012, provides for a maximum aggregate available amount of $430 million, subject to availability under a borrowing base calculated based on AeroTurbine’s aircraft assets and accounts receivable. AeroTurbine has the option to increase the aggregate amount available under the facility by an additional $70 million, either by adding new lenders or allowing existing lenders to increase their commitments if they choose to do so. Borrowings under the facility bear interest determined, with certain exceptions, based on LIBOR plus a margin of 3.0%. AeroTurbine’s obligations under the facility are guaranteed by AerCap Trust, AerCap, AerCap Ireland Capital Limited, and ILFC on an unsecured basis and by AeroTurbine’s subsidiaries (subject to certain exclusions) and are secured by substantially all of the assets of AeroTurbine and its subsidiary guarantors. The credit agreement contains customary events of default and covenants, including certain financial covenants. Additionally, the credit agreement imposes limitations on AeroTurbine’s ability to pay dividends to us (other than dividends payable solely in common stock). As of June 30, 2014, AeroTurbine had approximately $350 million outstanding under the facility.

Subordinated Debt

In December 2005, ILFC issued two tranches of subordinated debt totaling $1.0 billion. If we choose to redeem the $600 million tranche, we must pay 100% of the principal amount of the bonds being redeemed, plus any accrued and unpaid interest to the redemption date. If we choose to redeem only a portion of the outstanding bonds, at least $50 million principal amount of the bonds must remain outstanding.

Under the terms of the subordinated debt, failure to comply with a financial test requiring a minimum ratio of equity to total managed assets and a minimum fixed charge coverage ratio will result in a ‘‘mandatory trigger event’’. If a mandatory trigger event occurs and we are unable to raise sufficient capital through capital contributions from AIG or the sale of our stock (in the manner permitted by the terms of the subordinated debt) to cover the next interest payment on the subordinated debt, a ‘‘mandatory deferral event’’ will occur. If a mandatory deferral event occurs, we would be required to defer all interest payments on the subordinated debt and be prohibited from paying cash dividends on our capital stock (including our market auction preferred stock) until we are in compliance with both financial tests or have raised sufficient capital to pay all accumulated and unpaid interest on the subordinated debt. Mandatory trigger events and mandatory deferral events are not events of default under the indenture governing the subordinated debt.

On July 25, 2013, ILFC amended the financial tests in both tranches of subordinated debt after a majority of the holders of the subordinated debt consented to such amendments. The financial tests were amended by (i) replacing the definition of ‘‘Tangible Equity Amount’’ used in calculating our ratio of equity to total managed assets with a definition for ‘‘Total Equity Amount’’ that does not exclude intangible assets from our total stockholders’ equity as reflected on our condensed, consolidated balance sheet, and (ii) amending the calculation of the earnings portion of our minimum fixed charge coverage ratio by replacing the definition of ‘‘Adjusted Earnings Before Interest and Taxes’’ used in calculating such ratio with a definition for ‘‘Adjusted EBITDA’’ that excludes, among other items, interest, taxes, depreciation, amortization, all impairment charges and loss on extinguishment of debt. These amendments make it less likely that we will fail to comply with such financial tests. Interest Rate. The $400 million tranche has a call option date of December 21, 2015 and has a fixed interest rate of 6.25% until the 2015 call option date. If we do not exercise the call option, the interest rate will change to a floating rate, reset quarterly, based on a margin of 1.80% plus the highest of (i) three-month LIBOR; (ii) 10-year constant maturity treasury; and (iii) 30-year constant maturity treasury. We can call the $600 million tranche at any time. The interest rate on the $600 million tranche is a floating rate with a margin of 1.55% plus the highest of (i) three-month LIBOR; (ii) 10-year constant maturity treasury; and (iii) 30-year constant maturity treasury. The interest rate resets quarterly. At June 30, 2014, the interest rate was 5.02%.

Maturity Date. Both tranches mature on December 21, 2065.

Guarantees. None

Unsecured Revolving Credit Facilities

$2.75 Billion Revolving Credit Facility

General.  In October 2012, ILFC entered into a $2.3 billion three-year senior unsecured revolving credit facility with a syndicate of 10 banks. The revolving credit facility provided for interest rates based on either a base rate or LIBOR plus a margin, determined by reference to ILFC’s ratio of consolidated indebtedness to shareholders’ equity. The credit agreement contained customary events of default and restrictive covenants that, among other things, limited ILFC’s ability to incur liens and transfer or sell assets. The credit agreement also contained financial covenants that required ILFC to maintain a minimum interest coverage ratio and maximum ratio of consolidated indebtedness to shareholders’ equity.

In March 2014, AerCap Ireland Capital Limited entered into an agreement to replace the $2.3 billion revolving credit facility (and the facility was terminated on May 14, 2014), which became effective upon the closing of the ILFC Transaction and with terms that provide for, among other things: (i) a $2.75 billion facility size, with the ability to increase the facility size up to $4.0 billion on or prior to March 11, 2015; (ii) a final maturity of May 14, 2018; (iii) AerCap Ireland Capital Limited as the borrower; (iv) interest rates based on either a base rate or LIBOR plus a margin (such LIBOR margin currently at 2.25%); (v) a maximum ratio of consolidated indebtedness to shareholders’ equity financial covenant, which will be measured on a consolidated basis for AerCap and its subsidiaries, beginning at no less than 500% and stepping down to 400% over the term of the facility; (vi) a minimum interest coverage ratio financial covenant of 200%; and (vii) a financial covenant requiring the ratio of (a) unencumbered assets of AerCap and its subsidiaries on a consolidated basis to (b) the aggregate outstanding principal amount of certain financial indebtedness of AerCap and its subsidiaries on a consolidated basis to be at least 135% on the last day of any fiscal quarter of AerCap.

The new facility is fully and unconditionally guaranteed by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, and ILFC.

As of June 30, 2014, there were no loans outstanding under the facility.

Unsecured AIG Revolving Credit Facility

General.  On December 16, 2013, AerCap Ireland Capital Limited, entered into a $1.0 billion five-year senior unsecured revolving credit facility with American International Group, Inc. as lender and administrative agent. The facility became effective on May 14, 2014, upon the completion of the ILFC Transaction. The facility is fully and unconditionally guaranteed by AerCap Trust, AerCap U.S. Global Aviation LLC, AerCap, AerCap Aviation Solutions B.V., AerCap Ireland Limited, and ILFC. The facility may be used for AerCap’s general corporate purposes.

As of June 30, 2014, there were no loans outstanding under the facility.

Maturity.  The facility matures on May 14, 2019.

$285 million Revolving Credit Facility

On November 9, 2012, we entered into a $285.0 million unsecured revolving credit facility, which was co-arranged by Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank and RBS Securities Inc. Crédit Agricole Corporate and Investment Bank and The Royal Bank of Scotland acted as syndication agents. Citibank, N.A. acts as administrative agent.  We terminated this facility on May 14, 2014, in connection with entering the $2.75 billion revolving credit facility discussed below.

$2.75 billion Unsecured Bridge Credit Facility

On December 16, 2013, AerCap Ireland Capital Limited, one of our wholly-owned subsidiaries, entered into a $2.75 billion 364-day senior unsecured bridge credit facility to provide financing for the ILFC Transaction. No borrowings were made under the facility, and the facility was terminated on May 14, 2014, in connection with issuing the senior unsecured notes due 2017, 2019 and 2021 discussed above.

11.  Equity

Movements in equity during the periods presented were as follows:

	Twelve Months ended December 31, 2013
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,122,038	$868	$2,122,906
Net income for the period	292,410	2,992	295,402
Issuance of shares to directors and employees	6	—	6
Share-based compensation	6,407	—	6,407
Total other comprehensive income	4,511	—	4,511
End of the period	$2,425,372	$3,860	$2,429,232

	Six Months ended June 30, 2014
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,425,372	$3,860	$2,429,232
Net income (loss) for the period	193,012	(1,842)	191,170
Issuance of shares to directors and employees	13	—	13
ILFC Transaction	4,557,641	77,047	4,634,688
Share-based compensation	17,274	—	17,274
Total other comprehensive income	1,301	—	1,301
End of the period	$7,194,613	$79,065	$7,273,678

12.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the three months ended June, 2014, 7,707,893 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plans. In addition, during the same period, 145,000 restricted shares were granted under the NV Equity Plans, of which 92,220 AerCap Holdings N.V. restricted shares were issued with the remainder being withheld and applied to pay the wage taxes involved. Two-thirds of these equity incentive awards are subject to AerCap’s achievement of challenging performance targets that will reinforce the alignment of the grantees’ interests with those of AerCap and its shareholders. This portion of the equity incentive awards will vest in 2018 (except a limited number of awards that will vest prior to 2018), but only if AerCap meets the required targets. The performance targets are designed to encourage superior performance over a prolonged period of time, and to this end are based on the Company’s average actual performance over several years compared to its projections for the same time period. The remaining one-third of these equity incentive awards will be subject to time-based vesting, conditioned on continued employment through the 2018 annual general meeting of shareholders (except a limited number of awards that will vest prior to 2018; the time based portion of the CEO’s equity incentive award will vest in 2019).

In addition, during the six months ended June, 2014, 71,141 AerCap Holdings N.V. restricted share units were granted, which were already reported in the Company’s Q1 quarterly report on Form 6-K. These are the annual equity awards that are time based only, as referenced in the Company’s 2013 annual report on Form 20-F.

During the six months ended June, 2014, 225,663 restricted share units, which were previously granted under the NV Equity Plans, vested. In connection with the vesting of the 225,663 restricted share units, the Company issued, in full satisfaction of its obligations, 210,403 AerCap Holdings N.V. ordinary shares to the holders of these restricted share units with the remainder being withheld and applied to pay the wage taxes involved. In addition, during the same period, 1,105,321 share options, which were previously granted under the NV Equity Plans, were exercised as well as 2,001 share options that resulted from the Genesis Transaction. In each case, the option strike price was deducted from the net number of AerCap Holdings N.V. ordinary shares to be issued to the holders of these share options. In connection with the exercise of the 1,107,322 share options, the Company issued, in full satisfaction of its obligations, 636,232 AerCap Holdings N.V. ordinary shares.

At June 30, 2014, there were 312,500 share options outstanding at an exercise price of $24.63 per share, 100,000 share options outstanding at an exercise price of $2.95 per share, 15,966 share options outstanding at an exercise price of $14.12 per share, 23,662 share options outstanding at an exercise price of $11.29 per share and 19,833 share options outstanding at an exercise price of $13.72 per share. At June 30, 2014, 428,466 outstanding options were vested and 43,495 options were subject to future vesting criteria. At June 30, 2014, 10,056,032 restricted share units and 232,140 restricted shares were outstanding and were all subject to future time and/or performance-based vesting criteria or restrictions, as applicable. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, that all restrictions will lapse and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants, excluding any possible future grants, of approximately $51.7 million during the remainder of 2014 and approximately $98.2 million, $94.9 million, $83.8 million, $37.9 million and $3.0 million during the years 2015, 2016, 2017, 2018 and 2019 respectively. In the three and six months ended June 30, 2014 share-based compensation expenses were $15.1 million and $17.5 million respectively. As of June 30, 2014, there were also 124,536 share options outstanding with exercise prices between $23.00 and $25.50 per share (average $23.04 per share). These options resulted from the Genesis Transaction and were granted to certain former Genesis employees.

13.  Other income

Other income includes the following:

	Three Months ended		Six Months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2014	2013	2014
AeroTurbine revenue
Engines, airframes, parts and supplies	$—	$92,277	$—	$92,277
Cost of sales	—	(77,341)	—	(77,341)
	—	14,936	—	14,936
Management fees, interest and other	6,745	9,566	14,760	15,533
	$6,745	$24,502	$14,760	$30,469

14.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three Months ended		Six Months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2014	2013	2014
Personnel expenses	$10,711	$26,603	$20,745	$37,217
Share-based compensation	2,430	15,147	4,520	17,503
Travel expenses	1,585	4,065	3,035	6,160
Professional services	6,813	5,628	9,421	8,137
Office expenses	818	5,496	1,485	6,615
Directors expenses	903	414	1,637	1,443
Mark-to-market on derivative instruments and foreign currency results	(79)	187	483	464
Other expenses	892	5,716	2,937	8,848
	$24,073	$63,256	$44,263	$86,387

15.  Earnings per ordinary share

Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. As disclosed in Note 12, there are 10.9 million share options and restricted shares (units) outstanding as of June 30, 2014. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following tables:

	Three Months ended		Six Months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2014	2013	2014
Net income for the computation of basic earnings per share	$75,689	$138,301	$143,139	$193,012
Weighted average ordinary shares outstanding - basic	113,399,744	164,371,369	113,381,740	139,148,164
Basic earnings per ordinary share	$0.67	$0.84	$1.26	$1.39

	Three Months ended		Six Months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2014	2013	2014
Net income for the computation of diluted earnings per share	$75,689	$138,301	$143,139	$193,012
Weighted average ordinary shares outstanding - diluted	113,399,744	166,632,714	113,381,740	141,445,745
Diluted earnings per ordinary share	$0.67	$0.83	$1.26	$1.36

16.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft and engines. AeroTurbine is not material to our financial statements and therefore not considered a segment.

17.  Commitments and contingencies

At June 30, 2014, we had committed to purchase 350 new aircraft, and 13 new spare engines scheduled for delivery through 2022 with aggregate estimated total remaining payments (including adjustments to certain contractual escalation provisions) of approximately $23.3 billion. The majority of these commitments to purchase new aircraft and engines are based upon agreements with each of Boeing, Airbus, Embraer and Pratt and Whitney.  In addition, AeroTurbine has agreed to purchase two engines under other flight equipment purchase agreements for an aggregate purchase commitment of $8.0 million.

A detailed summary of our commitments and contingencies can be found in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014. There have been no material changes to our commitments and contingencies since the filing of those reports except for the commitments and contingencies described below which were assumed as part of the ILFC Transaction.

Asset Value Guarantees

ILFC had previously contracted to provide guarantees on a portion of the residual value of certain aircraft to financial institutions and other third parties for a fee. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of June 30, 2014, 13 guarantees are outstanding of which three have been exercised.

Management regularly reviews the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. The amounts recorded reflect the differences between the estimated fair market value of the aircraft at the expected purchase date and the guaranteed value of these aircraft, adjusted for contractual provisions that limit our expected losses.

As of the Closing Date, we revalued the assets and liabilities of ILFC based on their fair value when we applied the acquisition method of accounting. At June 30, 2014, the carrying value of the asset value guarantee liability was $133.5 million and the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including the ones exercised and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $316.6 million.

Contingencies

Legal Proceedings

Yemen Airways-Yemenia:  ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier. The plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The operative litigation commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of plaintiffs’ remaining claims. Plaintiffs have appealed the judgment, but we believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance. We do not believe that the outcome of the Yemenia lawsuit will have a material effect on our consolidated financial condition, results of operations or cash flows.

Air Lease:  On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (ALC), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013 ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. We believe we have substantial defenses on the merits and will vigorously defend ourselves against ALC’s claims.

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint adds claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

We are also a party to various claims and litigation matters arising in the ordinary course of our business. We do not believe that the outcome of these matters, individually or in the aggregate, will be material to our consolidated financial condition, results of operations or cash flows.

18.  Income taxes

AerCap’s effective tax rate for the six month period ended June 30, 2014, was 18.0%. The increase in our effective tax rate was primarily due to the ILFC Transaction.

19.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE.

AerDragon. In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (‘‘CAS’’) and affiliates of Credit Agricole Corporate and Investment Bank (‘‘CA-CIB) establishing AerDragon with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in the first quarter of 2014. During 2013 the joint venture agreement was amended to include East Epoch Limited who agreed to become a shareholder in AerDragon. As at June 30, 2014, AerDragon is 50% owned by CAS and the other 50% is owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft throughout the entire Asia/Pacific region. On December 30, 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft to be delivered in the years 2014 to 2016. AerDragon had 22 narrowbody aircraft and one widebody aircraft on lease to 11 airlines as of June 30, 2014. During the second quarter of 2014, AerDragon completed the acquisition of one A330 aircraft from AerCap. In addition to the aircraft on lease at June 30, 2014, AerDragon had ten aircraft yet to be delivered.

We have determined that AerDragon is a VIE, in which we do not have control and are not the PB and accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I.  In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of June 30, 2014, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or, earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture. AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I. At June 30, 2014, AerCap Partners I had $151.5 million outstanding under its senior debt facility.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, (“AerCap Partners 767”), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

We have determined that AerCap Partners I and AerCap Partners 767 are VIE’s in which we have control and are the PB. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our consolidated financial statements.

Joint ventures with Waha.  In 2010, we entered into two joint ventures with Waha, with us owning 50% in AerLift Jet and 40% in AerLift. AerLift Jet owned four CRJ aircraft, and AerLift owned seven aircraft and two engines as of June 30, 2014. We have determined that the joint ventures are VIE’s. For AerLift Jet we do have control and are the PB. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we do not have control and are not the PB and accordingly, we account for our investment in AerLift under the equity method of accounting. On April 6, 2014, Waha sold its stake in AerLift to a newly-established US-based aircraft leasing company.

Other joint ventures.  In 2010, we entered into a 50% joint venture. The joint venture owns three A320 aircraft. We have determined that the joint venture is a VIE in which we have control and we are the PB. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

We hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are VIE’s in which we have control and we are the PB. As such, we consolidate the financial results of these entities in our consolidated financial statements.

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution to acquire an 19% equity interest in ACSAL. We have determined that ACSAL is a VIE and we do not have control, are not the PB, but do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

We also have an economic interest in AerCo. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

In April 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $288.1 million as of June 30, 2014.

As a result of the ILFC Transaction we acquired interests in the following VIE’s:

Non-Recourse Financing Structures. We consolidate one entity in which we have a variable interest and was established to obtain secured financing for the purchase of aircraft. We have determined that we are the PB of the entity because we control and manage all aspects of the entity, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of the entity.

Wholly Owned ECA and Ex-Im Financing Vehicles. We have created certain wholly owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our consolidated financial statements.

Other Secured Financings. We have created a number of wholly owned subsidiaries for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our consolidated financial statements.

Wholly Owned Leasing Entities. We have created wholly owned subsidiaries for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our consolidated financial statements.

Other Variable Interest Entities. We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that we have previously sold aircraft to and for which we manage the aircraft, in which our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities we sold aircraft to in 2003 and 2004, which aircraft we continue to manage, in which our variable interests consist of the servicing fee we receive for the management of those aircraft.

20.  Related party transactions

Related Parties:  As described in Note 1—General, on December 16, 2013, AerCap and AerCap Ireland, a wholly owned subsidiary of AerCap, entered into an agreement with AIG for the purchase of 100 percent of the common stock of ILFC for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares (the “ILFC Transaction”). In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. Consequently, AIG is considered a related party after the Closing Date.

Derivatives:  The counterparty of some of our interest rate swap agreements, which were acquired as part of the ILFC Transaction, was AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. The net effect in our Condensed, Consolidated Income Statements for the three and six months ended June 30, 2014 from derivative contracts with AIG Markets, Inc., was nil, as the cash expense of $1.5 million was offset by a mark-to-market gain of $1.5 million. See also Note 8.

Management fees: As a result of the ILFC Transaction, we received management fees of $1.3 million in the three and six months ended June 30, 2014 from Castle trusts, affiliates of AIG.

Insurance premium: We purchase insurance through a broker who may place part of our policies with AIG. Total insurance premiums were $1.0 million for the three and six months ended June 30, 2014.

21.  Subsequent events

On July 11, 2014, we exercised options to purchase 50 Airbus A320neo family aircraft with delivery dates between 2019 and 2021.

On July 17, 2014, AerLift lost one Boeing 777 on lease to Malaysian Airlines due to the tragedy of MH17.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed, consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Part II. Other Information—Item 1. Risk Factors” included below.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 and A330 family aircraft and Boeing 737-800 aircraft. As of June 30, 2014 we owned and consolidated 1,134 aircraft, including 1,107 aircraft under operating leases and 26 aircraft under finance and sales type leases and one aircraft that met the criteria for being classified as held for sale but excluding seven aircraft owned by AeroTurbine. In addition, we managed 162 aircraft, and AerDragon, a non-consolidated joint venture, owned or had on order another 33 aircraft. The weighted average age of our 1,134 owned and consolidated aircraft was 7.6 years as of June 30, 2014. We operate our aircraft business on a global basis and as of June 30, 2014, 1,118 out of our 1,134 owned aircraft were on lease to 192 commercial airline and cargo operator customers in 79 countries. At June 30, our operating lease portfolio included 15 aircraft off-lease. As of August 22, 2014, seven of the off-lease aircraft were re-leased, two were sold, one was parted out and the remaining five aircraft may be parted-out or sold.

The following table provides details regarding our aircraft portfolio by type of aircraft as of June 30, 2014:

	Owned portfolio		Managed portfolio and AerDragon aircraft		Number of
Aircraft type	Number of aircraft owned (a)	Percentage of total Net Book Value	Number of aircraft	Number of aircraft on order (b)	aircraft under purchase (sale) contract	Total number of owned, managed and ordered aircraft
Airbus A319	143	8%	14	—	—	157
Airbus A320	241	17%	48	105	—	394
Airbus A321	96	7%	15	56	—	167
Airbus A330	121	18%	9	1	—	131
Boeing 737 (NG)	292	26%	61	34	(1)	386
Boeing 767	48	2%	—	—	—	48
Boeing 777	71	15%	4	—	—	75
Boeing 787	9	3%	—	75	—	84
Other	113	4%	44	79	—	236
Total	1,134	100%	195	350	(1)	1,678

(a)                                 Excludes seven aircraft owned by AeroTurbine and includes 26 aircraft under finance and sales type leases and one aircraft held for sale at June 30, 2014.

(b)                                 Excludes five Boeing purchase rights and 50 Airbus A320neo options which were exercised post quarter end, and 13 spare engines.

On April 22, 2014, we completed the sale of 100% of the class A common shares in Genesis Funding Limited (“GFL”). As part of the agreement we will continue to manage those aircraft and therefore the 37 aircraft will continue to be part of our total number of owned, managed and ordered aircraft.

During the six months ended June 30, 2014, we had the following activity related to flight equipment:

	Held for operating leases	Finance and sales-type leases	Held for sale	Total owned aircraft
Flight equipment at December 31, 2013	234	2	—	236
ILFC Transaction	901	24	—	925
GFL transaction	(37)	—	—	(37)
Aircraft purchases	13	—	—	13
Aircraft sold from flight equipment	(3)	—	—	(3)
Aircraft reclassified to held for sale	(1)	—	1	—
Flight equipment at June 30, 2014	1,107	26	1	1,134

Critical Accounting Policies

There have been no significant changes to our critical accounting policies from those disclosed in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014 except for the additions and updates as described in Note 3 — Basis for presentation, as a result of the ILFC Transaction.

Comparative Results of Operations

	Six Months ended June 30, 2013	Six Months ended June 30, 2014
	(US dollars in thousands except share and per share amounts)
Revenues and other income
Lease revenue	$456,609	$1,012,347
Net gain on sale of assets	21,491	28,792
Other income	14,760	30,469
Total Revenues and other income	492,860	1,071,608
Expenses
Depreciation and amortization	161,539	366,131
Asset impairment	2,661	287
Interest expenses	105,688	235,374
Operating lease-in costs	550	—
Leasing expenses	25,246	35,334
Transaction related expenses	—	122,477
Selling, general and administrative expenses	44,263	86,387
Total Expenses	339,947	845,990
Income before income taxes and income of investments accounted for under the equity method	152,913	225,618
Provision for income taxes	(12,998)	(40,611)
Net income of investments accounted for under the equity method	4,108	6,163
Net income	$144,023	$191,170
Net loss (income) attributable to non-controlling interest	(884)	1,842
Net income attributable to AerCap Holdings N.V.	$143,139	$193,012

Six Months ended June 30, 2014 compared to Six Months ended June 30, 2013

Revenues. The principal categories of our revenue and their variances were:

	Six months	Six months
	ended	ended
	June 30,	June 30,		Percentage
	2013	2014	Increase	difference
	(US dollars in millions)
Lease revenue:
- Basic rents	$432.4	$951.4	$519.0	120.0%
- Maintenance rents and other receipts	24.2	60.9	36.7	151.7%
Net gain on sale of assets	21.5	28.8	7.3	34.0%
Other income	14.8	30.5	15.7	106.1%
Total	$492.9	$1071.6	$578.7	117.4%

Basic rents increased by $519.0 million, or 120.0%, to $951.4 million in the six months ended June 30, 2014 from $432.4 million in the six months ended June 30, 2013. The increase in basic rents was attributable primarily to:

•                  the acquisition of 952 aircraft, including aircraft acquired as part of the ILFC Transaction, between January 1, 2013 and June 30, 2014 with an aggregate net book value of $26.7 billion at the date of acquisition which was partially offset by the sale, during such period, of 56 aircraft for lease with an aggregate net book value of $1.5 billion at the date of sale, resulted in a $529.7 million increase in basic rents in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013, partially offset by

•                  a decrease in basic rents of $7.1 million in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft.

Maintenance rents and other receipts increased by $36.7 million, or 151.7%, to $60.9 million in the six months ended June 30, 2014 from $24.2 million in the six months ended June 30, 2013. The increase was primarily attributable to:

•                  an increase of $4.0 million in maintenance revenue and other receipts from airline defaults in the six months ended June 30, 2014 compared to the six months ended June 30, 2013; and

•                  an increase of $32.7 million in regular maintenance rents relating primarily to the ILFC Transaction in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Net gain on sale of assets increased by $7.3 million, or 34.0%, to $28.8 million in the six months ended June 30, 2014 from $21.5 million in the six months ended June 30, 2013. In the six months ended June 30, 2014, we sold our 42% equity interest in AerData, two A330 aircraft, one A340 aircraft, one Boeing 747 aircraft and the GFL portfolio of 37 aircraft, whereas in the six months ended June 30, 2013, we sold nine Boeing 737 aircraft, one A330 aircraft and one MD-11 aircraft (which was included in net investment in finance and sales-type leases).

Other income increased by $15.7 million, or 106.1%, to $30.5 million in the six months ended June 30, 2014 from $14.8 million in the six months ended June 30, 2013. The increase was primarily driven by the ILFC Transaction and related primarily to income from our AeroTurbine subsidiary.

Depreciation and Amortization.  Depreciation and amortization increased by $204.6 million, or 126.7%, to $366.1 million in the six months ended June 30, 2014 from $161.5 million in the six months ended June 30, 2013. The increase was primarily the result of the ILFC Transaction and purchases of new aircraft which was partially offset by sales between January 1, 2013 and June 30, 2014.

Interest Expenses.  Our interest expenses increased by $129.7 million, or 122.7%, to $235.4 million in the six months ended June 30, 2014 from $105.7 million in the six months ended June 30, 2013. The majority of the increase in interest expenses was caused by:

•                  a $25.1 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $11.4 million charge in the six months ended June 30, 2014 from a $13.7 million income in the six months ended June 30, 2013; and

•                  an increase in average outstanding debt balance to $13.4 billion in the six months ended June 30, 2014 from $5.8 billion primarily due to the ILFC Transaction and aircraft purchases and partially offset by regular debt repayments in the six months ended June 30, 2014, resulting in a $149.4 million increase in our interest on debt, partially offset by

•                  a $3.6 million decrease in charges from the early repayment of secured loans to $1.8 million in the six months ended June 30, 2014 from $5.4 million in the six months ended June 30, 2013; and

•                  a decrease in our average cost of debt, excluding the effect of mark-to-market movements and the charges from the early repayment of secured loans, to 3.3% in the six months ended June 30, 2014 from 3.9% in the six months ended June 30, 2013 as a result of the ILFC Transaction. The decrease in our average cost of debt resulted in a $40.5 million decrease in our interest on debt.

Other Operating Expenses.  Our other operating expenses increased by $9.5 million, or 36.8%, to $35.3 million in the six months ended June 30, 2014 from $25.8 million in the six months ended June 30, 2013. The principal categories of our other operating expenses and their variances were as follows:

	Six months	Six months
	ended	ended
	June 30,	June 30,	Increase/	Percentage
	2013	2014	(decrease)	difference
	(US dollars in millions)
Operating lease-in costs	$0.6	$—	$(0.6)	(100.0)%
Leasing expenses	25.2	35.3	10.1	40.1%
Total	$25.8	$35.3	$9.5	36.8%

Our operating lease-in costs decreased by $0.6 million, or 100%, to nil in the six months ended June 30, 2014 from $0.6 million in the six months ended June 30, 2013. The decrease is due to the expiration of our four lease-in, lease-out transactions in 2013.

Our leasing expenses increased by $10.1 million, or 40.1%, to $35.3 million in the six months ended June 30, 2014 from $25.2 million in the six months ended June 30, 2013. The increase is primarily due to $7.6 million higher normal transition costs, lessor maintenance contributions and other leasing expenses in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013. This increase is primarily related to the ILFC Transaction. In addition we recognized expenses of $5.0 million relating to airline defaults and restructurings in the six months ended June 30, 2014 compared to $2.5 million in the six months ended June 30, 2013.

Transaction Related Expenses.  In the six months ended June 30, 2014 we incurred $122.5 million of transaction expenses related due to the ILFC Transaction.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $42.1 million, or 95.0%, to $86.4 million in the six months ended June 30, 2014 from $44.3 million in the six months ended June 30, 2013. The increase was primarily caused by the ILFC Transaction.

Income Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method increased by $72.7 million, or 47.5%, to $225.6 million in the six months ended June 30, 2014 from $152.9 million in the six months ended June 30, 2013.

Provision for Income Taxes.  Our provision for income taxes increased by $27.6 million, or 212.3%, to a charge of $40.6 million in the six months ended June 30, 2014 from $13.0 million in the six months ended June 30, 2013. Our effective tax rate was 18.0% for the six months ended June 30, 2014 and was 8.5% for the six months ended June 30, 2013. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. The increase in our effective tax rate was primarily due to the ILFC Transaction.

Net Income of Investments Accounted for Under the Equity Method.  Our net income of investments accounted for under the equity method increased by $2.1 million, or 51.2% to $6.2 million in the six months ended June 30, 2014 from $4.1 million in the six months ended June 30, 2013.

Net Income.  For the reasons explained above, our net income increased by $47.2 million, or 32.8%, to $191.2 million in the six months ended June 30, 2014 from $144.0 million in the six months ended June 30, 2013.

Non-Controlling Interest, net of tax.  Net income attributable to non-controlling interest, net of tax was $1.8 million in the six months ended June 30, 2014 compared to a net loss attributable to non-controlling interest, net of tax of $0.9 million in the six months ended June 30, 2013, which was primarily caused by the higher leasing expenses in our consolidated joint ventures in the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Net Income Attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $49.9 million, or 34.9%, to $193.0 million in the six months ended June 30, 2014 from $143.1 million in the six months ended June 30, 2013.

Adjusted Net Income. This measure is determined by adding non-cash charges relating to gains and losses created by a mark-to-market on our interest rate caps and swaps, share based compensation, an adjustment for maintenance rights related expense, and transaction related expenses during the applicable period, net of related tax benefits, to GAAP net income.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of these interest rate caps and swaps in our income statement during each period.

The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft.

For those contracts which pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts which have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights  asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

In addition, adjusted net income excludes the following non-recurring charges:

•                  Second quarter 2014 adjusted net income of $212.4 million excludes expenses relating to the ILFC transaction of $88.4 million, net of tax.

•                  Adjusted net income of $292.2 million for the six months ended June 30, 2014 excludes expenses relating to the ILFC transaction of $107.2 million, net of tax.

In addition to GAAP net income, we believe this measure may further assist investors in their understanding of our operational performance in relation to past and future reporting periods.

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Six months	Six months
	ended	ended
	June 30,	June 30,	Increase/	Percentage
	2013	2014	(decrease)	difference
	(US dollars in millions)

Net income attributable to AerCap Holdings N.V.	$143.1	$193.0	$49.9	34.9%

Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	(12.0)	10.0	22.0	NA
Share-based compensation, net of tax	4.0	15.3	11.3	282.5%
Transaction related expenses, net of tax	—	107.2	107.2	NA
Maintenance rights related expenses, net of tax	—	(33.3)	(33.3)	NA

Adjusted net income	$135.1	$292.2	$157.1	116.3%

Adjusted net income for the six months ended June 30, 2014 increased 116% over the same period in 2013. The increase was driven primarily by the ILFC Transaction.

After discussions with the staff of the Securities and Exchange Commission, we concluded that our reported net income and earnings per share should reflect expensing the maintenance rights asset during the remaining lease term. The adjustment for maintenance rights related expense is based on the difference between expensing this asset during the remaining lease term as compared to expensing this asset straight-line over the remaining economic life of the aircraft. Since there is value generated through the maintenance right that extends beyond the current lease we believe this measure may further assist investors in their understanding of our operational and financial performance. The difference in the two methods will have no economic impact as it is non-cash and equalizes over time.

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at June 30, 2014 was $2.5 billion, including restricted cash of $0.8 billion and our operating cash flow was $0.6 billion for the six months ended June 30, 2014. We currently generate significant cash flows from our aircraft leasing business; with a portion of our owned aircraft held through restricted cash entities, such as ALS II. A significant portion of our capital requirements are outside our restricted cash entities, and therefore our management analyzes our cash flows at both consolidated and an individual entity level to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at June 30, 2014 were approximately $4.8 billion, including $3.9 billion under our revolving credit facilities. Our total liquidity, including undrawn lines of credit and unrestricted cash, was therefore $6.5 billion as of June 30, 2014. Our debt balance at June 30, 2014 was $31.3 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended June 30, 2014, was 3.5%. Our adjusted debt to equity ratio(1) was 3.7 to 1 as of June 30, 2014.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of June 30, 2014, we had 350 new aircraft on order, which included 34 B737-800 aircraft, 75 B787 aircraft, one A330 aircraft, 161 A320 family aircraft, 29 A350 aircraft and 50 Embraer aircraft. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the six months ended June 30, 2014 and 2013:

	Six Months ended June 30, 2013	Six Months ended June 30, 2014
	(US dollars in millions)
Net cash flow provided by operating activities	$309.9	$613.4
Net cash flow used in investing activities	(886.4)	(409.5)
Net cash flow provided by financing activities	213.6	1,232.3

(1)  Adjusted debt/equity ratio is obtained by dividing adjusted net debt by adjusted shareholders’ equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders’ equity means total shareholders’ equity, plus the 50% equity credit.

Six Months ended June 30, 2014 compared to Six Months ended June 30, 2013.

Cash flows provided by operating activities. Our cash flow provided by operating activities increased by $303.5 million, or 97.9%, to $613.4 million for the six months ended June 30, 2014 from $309.9 million for the six months ended June 30, 2013, primarily due to the operating impact of the ILFC Transaction and the operating impact of the acquisition of mainly new aircraft partially offset by the operating impact of the sale of older aircraft and the payments of transaction related expenses in the six months ended June 30, 2014.

Cash flows used in investing activities. Our cash flow used in investing activities decreased by $476.9 million, or 53.8%, to $(409.5) million for the six months ended June 30, 2014 from $(886.4) million for the six months ended June 30, 2013. The decreased use of cash was primarily due to an decrease of $508.7 million in aircraft purchase activity, a decrease of $174.1 million due to the movement of our restricted cash balances, a decrease of $10.9 million in capital contributions, an increase of $11.4 million in collections of finance and sales-type leases, which was partially offset by a decrease in cash flow of $32.8 million from asset sale proceeds and the cash used for the acquisition of ILFC, net of cash acquired, of $195.3 million.

Cash flows provided by financing activities. Our cash flow provided by financing activities increased by $1,018.7 million, or 476.9%, to $1,232.3 million for the six months ended June 30, 2014 from $213.6 million for the six months ended June 30, 2013. This increase in cash flows provided by financing activities was due to an increase of $979.3 million in new financing proceeds, net of repayments and debt issuance costs and an increase of $39.4 million of net receipts of maintenance and security deposits.

Indebtedness

As of June 30, 2014, our outstanding indebtedness totaled $31.3 billion and primarily consisted of senior unsecured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at June 30, 2014:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Maturity
	(US dollars in thousands)

Unsecured
Senior unsecured bonds, notes and medium-term notes		$14,130,311	$14,130,311	$—	2022
DBS revolving credit facility		180,000	—	180,000	2018
Citi revolving credit facility		2,750,000	—	2,750,000	2018
AIG revolving credit facility		1,000,000	—	1,000,000	2019
Subordinated debt joint ventures partners		64,280	64,280	—	2022
Other unsecured debt		58,139	58,139	—	2022
Fair value adjustment		1,186,309	1,186,309	—
Secured				—
ECA and Ex-Im financings	169	3,022,400	3,022,400	—	2025
Senior secured bonds	173	3,900,000	3,900,000	—	2018
Institutional secured term loans	138	2,250,000	2,250,000	—	2021
ALS II debt	30	389,113	389,113	—	2038
Temescal facility	54	1,181,488	1,181,488	—	2018
AerFunding revolving credit facility	34	1,525,000	967,411	557,589	2018
Skyfunding B737-800 acquisition facility	21	598,001	598,001	—	2023
Portfolio facilities	34	684,216	684,216	—	2020
PDP facilities		200,340	104,882	95,458	2015
AeroTurbine facility		430,000	349,534	80,466	2015
Other secured debt	40	1,192,114	1,100,144	91,970	2026
Fair value adjustment		354,711	354,711	—
Subordinated
ECAPs subordinated debt		1,000,000	1,000,000	—	2065
Fair value adjustment		(240)	(240)
Total	693 aircraft	$36,096,182	$31,340,699	$4,755,483

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases and excludes deferred debt discount and fair value adjustments. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows.

We believe that our sources of liquidity will be sufficient to meet our contractual obligations

	2014 07/01/2014 - 12/31/2014	2015	2016	2017	2018	Thereafter	Total
	(US dollars in thousands)
Secured debt facilities (a)	$1,990,288	$1,726,040	$2,340,251	$1,768,046	$3,361,607	$3,210,263	$14,396,495
Unsecured debt facilities (b)	13,644	2,047,387	1,566,954	2,700,000	770,000	8,164,280	15,262,265
Pre-delivery payment facilities	—	104,882	—	—	—	—	104,882
Other debt facilities	9,941	5,000	11,250	10,000	—	—	36,191
Estimated interest payments including the effect of derivative instruments (c)	752,858	1,369,683	1,164,164	916,796	707,196	3,621,230	8,531,927
Purchase obligations (d)	1,617,223	3,023,245	4,104,380	4,965,061	4,928,689	4,698,384	23,336,982
Purchase obligations AeroTurbine (e)	8,000	—	—	—	—	—	8,000
Operating leases (f)	9,100	14,840	7,387	6,774	5,314	19,439	62,854
Total	$4,401,054	$8,291,077	$9,194,386	$10,366,677	$9,772,806	$19,713,596	$61,739,596

(a)                                   Includes $349.5 million outstanding under AeroTurbine’s revolving credit facility.

(b)                                  Includes subordinated debt.

(c)                                   Estimated interest payments for floating rate debt included in this table are based on rates as of June 30, 2014. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(d)                                  Includes 309 direct forward-order aircraft, 41 forward sale-leaseback transactions and commitments to purchase 13 new spare engines. Excludes purchase options.

(e)                                   Represents commitment to purchase two engines.

(f)                                    Represents contractual payments on our office and facility leases. It does not include minimum sublease rentals receivable of $1.2 million in the future under non-cancellable subleases.

In the six months remaining in 2014 and subsequent years, we have committed to make capital expenditures related to 350 aircraft and 13 engines. In addition, subsequent to June 30, 2014, we exercised our options to purchase 50 Airbus A320neo aircraft. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. Many of the aircraft currently on order have not been financed. In order to meet our commitments under our forward purchase contracts, our debt commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations, and we may need to raise additional funds through selling aircraft or other aircraft investments and, if necessary, from capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new indebtedness or equity or equity-linked securities.

Off-Balance Sheet Arrangements

We have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

We have entered into three joint ventures: AerDragon, in which we have a 17% equity interest, ACSAL, in which we have a 19% equity interest and AerLift, in which we have a 40% equity interest, which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with Part I. Financial Information—Item 1. Note 8: Derivatives and our audited consolidated financial statements included in our 2013 Annual Report on Form 20-F filed with the SEC on March 18, 2014, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixed rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

Our fixed rate debt of $25.6 billion equals 82% of our total outstanding debt obligations, as of June 30, 2014.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of June 30, 2014 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate caps
Average notional amounts	$1,735	$1,476	$1,180	$944	$629	$263	$69	$20.6
Weighted average strike rate	1.97%	1.94%	2.28%	2.62%	2.96%	2.66%	2.85%

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate swaps
Average notional amounts	$158	$46	$—	$—	$—	$—	$—	$(4.9)
Weighted average strike rate	4.19%	3.15%	—	—	—	—	—

	2014	2015	2016	2017	2018	2019	Thereafter	Fair value
	(US dollars in millions)
Interest rate floors
Average notional amounts	$45	$27	$—	$—	$—	$—	$—	$(1.0)
Weighted average strike rate	3.00%	3.00%	—	—	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay substantially all of our expenses in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our expenses paid in foreign currencies and an increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to the legal proceedings described in our 2013 Annual Report on Form 20-F, filed with the SEC on March 18, 2014. As a result of the ILFC Transaction we assumed certain contingencies. Please refer to Part I. Financial Information —Item 1. Note 17: Commitments and Contingencies in this report.

Item 1. Risk Factors

RISKS RELATED TO OUR BUSINESS

We require significant capital to fund our business.

As of June 30, 2014, we had 350 new aircraft on order, excluding five Boeing purchase rights, 50 Airbus A320neo options which were exercised post quarter end and 13 spare engines. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. Many of the aircraft currently on order have not been financed. In order to meet our commitments under our forward purchase contracts, our debt commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre delivery and final delivery payment obligations, and we may need to raise additional funds through selling aircraft or other aircraft investments and, if necessary, from capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new indebtedness or equity or equity linked securities.

Our business model depends on the continual re-leasing of our aircraft when current leases expire and the leasing of new aircraft on order, and we may not be able to do so on favorable terms, if at all.

Our business model depends on the continual re-leasing of our aircraft when our current leases expire in order to generate sufficient revenues to finance our operations and pay our debt service obligations. Our ability to re-lease our existing aircraft or lease a new aircraft prior to delivery will depend on general market and competitive conditions at the time the leases expire or prior to delivery. If we are unable to re-lease an existing aircraft or lease a new aircraft prior to delivery on acceptable terms, our lease revenue and margin may decline and we may need to sell the aircraft at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our operations.

Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults, bankruptcies and other credit problems could adversely affect our financial results.

Our financial condition depends on the financial strength of our lessees, our ability to appropriately assess the credit risk of our lessees and the ability of lessees to perform under our leases. In 2013, we generated the primary portion of our revenue from leases to the aviation industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors outside our control, including:

•                                              passenger air travel and air cargo rates;

•                                              passenger air travel and air cargo demand;

•                                              competition;

•                                              economic conditions and currency fluctuations in the countries and regions in which the lessee operates;

•                                              the price and availability of jet fuel;

•                                              availability and cost of financing;

•                                              fare levels;

•                                              geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•                                              increases in operating costs, including labor costs and other general economic conditions affecting our lessees’ operations;

•                                              labor difficulties;

•                                              governmental regulation and associated fees affecting the air transportation business; and

•                                              environmental regulations, including, but not limited to, restrictions on carbon emissions.

Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Further or future downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect related risks, and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft default on their leases, our financial results will be adversely affected.

If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring could result in less favorable leases, which could adversely affect our financial results.

If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft, we may not be able to re-lease the aircraft promptly at favorable rates, if at all. We expect that additional restructurings or repossessions with some lessees will occur in the future. If additional repossessions occur we will incur significant costs and expenses that are unlikely to be recouped and terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, all of which may adversely affect our financial results.

We have incurred costs resulting from lessee defaults and may incur similar costs in the future.

We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and repossession of the related aircraft. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft or consents for de registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government related entities, which could complicate our efforts to repossess our aircraft in that government’s jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

If we repossess an aircraft, we will not necessarily be able to export or de register and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de registration. We may also incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft, and in obtaining the certificate of airworthiness for an aircraft. If we incur significant costs repossessing our aircraft, are delayed in repossessing our aircraft or are unable to obtain possession of our aircraft as a result of lessee defaults, our financial results may be materially and adversely affected.

As a result of the current economic environment, the highly competitive nature of the airline industry and increasing fuel prices, additional lessees might default on their lease obligations or file for bankruptcy in the future. If we are required to repossess an aircraft they lease, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft.

The business of leasing, financing and selling aircraft has historically experienced prolonged periods of oversupply during which lease rates and aircraft values, relating particularly to older and less fuel efficient aircraft, have declined, and any future oversupply could materially and adversely affect our financial results.

In the past, the business of leasing, financing and selling aircraft has experienced prolonged periods of equipment shortages and oversupply. Over recent years the business of leasing, financing and selling aircraft has experienced a market that had been characterized by an oversupply of certain older, less fuel efficient aircraft. The oversupply of a specific type of aircraft typically depresses the lease rates for, and the value of, that type of aircraft. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are outside of our control, including:

•                                              passenger and air cargo demand;

•                                              fuel costs and general economic conditions;

•                                              geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•                                              outbreaks of communicable diseases and natural disasters;

•                                              governmental regulation;

•                                              interest rates;

•                                              the availability and cost of financing;

•                                              airline restructurings and bankruptcies;

•                                              manufacturer production levels and technological innovation;

•                                              manufacturers merging, entering or exiting the industry or ceasing to produce aircraft types;

•                                              retirement and obsolescence of aircraft models;

•                                              increases in production rates from manufacturers;

•                                              reintroduction into service of aircraft previously in storage; and

•                                              airport and air traffic control infrastructure constraints.

During recent years the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers. In response, aircraft manufacturers have raised their production output. The increase in these production levels could result in an oversupply of aircraft if growth in projected airline traffic does not meet airline industry expectations.

The value and lease rates of our aircraft could decline and this would have a material adverse effect on our financial results.

Aircraft values and lease rates have historically experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger air travel and air cargo demand, increases in fuel costs, government regulation and changes in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft, including:

•                                              the particular maintenance, operating history and documentary records of the aircraft;

•                                              the number of operators using that type of aircraft;

•                                              the regulatory authority under which the aircraft is operated;

•                                              whether the aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•                                              the age of our aircraft;

•                                              any renegotiation of a lease on less favorable terms;

•                                              the negotiability of clear title free from mechanics liens and encumbrances;

•                                              any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

•                                              decrease in the creditworthiness of our lessees;

•                                              compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

•                                              comparative value based on newly manufactured competitive aircraft; and

•                                              the availability of spare parts.

Any decrease in the value and lease rates of aircraft that results from the above factors or other factors may have a material adverse effect on our financial results.

Changes in demand and supply of aircraft could depress lease rates and the value of our aircraft portfolio.

During the recent global recession, the airline industry substantially curtailed capacity. As traffic demand recovered from late 2009, the continued capacity control resulted in a substantial recovery in financial performance of the airline industry. Although year on year growth rates have begun to normalize, the gradual increase in production rates by aircraft manufacturers may increase the risk of renewed overcapacity in the market. The risk of deteriorating financial performance of the airline industry as a result of capacity growth exceeding traffic demand growth could result in lower demand for our aircraft. As a result, the values and lease rates for our aircraft might be negatively impacted.

Our risks associated with a decrease in demand for particular aircraft increase if we acquire a high concentration of such aircraft. For example, we have 34 B737-800 aircraft, 75 B787 aircraft, one A330 aircraft, 161 A320 family aircraft, 29 A350 aircraft and 50 Embraer aircraft on order as of June 30, 2014. If these aircraft types or any other aircraft types of which we acquire a relatively high concentration encounter reduced demand, it could have a material adverse effect on our business, financial condition and results of operations.

Prior to the ILFC Transaction during 2011, 2012 and 2013, ILFC was required to write down the value of some of their assets, and if economic conditions worsen again or further worsen, we may be required to make additional write downs.

We test long lived assets for impairment whenever events or changes in circumstances indicate that the assets’ carrying amounts are not recoverable from their undiscounted cash flows. The difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss. Factors that have affected impairment charges in recent years include, but are not limited to: unfavorable airline industry trends affecting the residual values of certain aircraft types; high fuel prices and development of more fuel efficient aircraft shortening the useful lives of certain aircraft; management’s expectations that certain aircraft were more likely than not to be parted out or otherwise disposed of sooner than 25 years; and new technological developments. Cash flows supporting our carrying values of older aircraft are more dependent upon current lease contracts. In addition, we believe that residual values of older aircraft are more exposed to non-recoverable declines in value in the current economic environment.

If conditions significantly worsen again, uncertainties may cause a potential adverse impact on our business. In particular, our estimates and assumptions regarding forecasted cash flows from our long lived assets would need to be reassessed. This includes the duration of the economic downturn along with the timing and strength of the pending recovery, both of which are important variables for purposes of our long lived asset impairment tests. Any of our assumptions may prove to be inaccurate, which could adversely impact forecasted cash flows of certain long lived assets, especially for older aircraft. If so, it is possible that an impairment may be triggered for other long lived assets in 2014 and that any such impairment amounts may be material. As of June 30, 2014, 199 of our owned aircraft on operating leases were older than 15 years of age. These aircraft represented approximately 6.6% of our net book value as of June 30, 2014.

We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results.

A significant number of our aircraft are leased to airlines in emerging market countries. As of June 30, 2014, 48.5% of our aircraft were on lease to airlines in emerging market countries. The emerging markets in which our aircraft are operated are Aruba, Brazil, Bulgaria, Chile, China, Colombia, Czech Republic, Ecuador, Egypt, El Salvador, Hungary, India, Indonesia, Jordan, Kazakhstan, Mexico, Pakistan, Philippines, Poland, Republic of Korea, Russia, Slovenia, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Turkey, Ukraine, United Arab Emirates and Vietnam. We also may lease aircraft to airlines in other emerging market countries in the future.

Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees which operate in these markets to meet their lease obligations. As a result, lessees that operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results may be materially and adversely affected by economic and political developments in emerging market countries.

We are exposed to significant regional political and economic risks due to the concentration of our lessees in certain geographical regions which could adversely affect our financial results.

Through our lessees and the countries in which they operate, we are exposed to local economic and political conditions. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition of our aircraft. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. The airline industry is highly sensitive to general economic conditions. A recession or other worsening of economic conditions may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our leases. Furthermore, a disruption in the financial markets, terrorist attacks, high fuel prices or a weak local currency may increase the adverse impact on our lessees.

If we or our lessees fail to maintain our aircraft, their value may decline and we may not be able to lease or re-lease our aircraft at favorable rates, if at all, which would adversely affect our financial results.

We may be exposed to increased maintenance costs for our leased aircraft associated with a lessee’s failure to properly maintain the aircraft or pay supplemental maintenance rent. If an aircraft is not properly maintained, its market value may decline which would result in lower revenues from its lease or sale. Under our leases, our lessees are primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Although we require many of our lessees to pay us a supplemental maintenance rent, failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft, an inability to re-lease an aircraft at favorable rates, if at all, or a potential grounding of an aircraft. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund our maintenance costs. Our lessees’ failure to meet their obligations to pay supplemental maintenance rent or perform required scheduled maintenance or our inability to maintain our aircraft may materially and adversely affect our financial results.

Strong competition from other aircraft lessors could adversely affect our financial results.

The aircraft leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Capital Aviation Services.

In addition, we may encounter competition from other entities such as:

•                                              airlines;

•                                              aircraft manufacturers;

•                                              financial institutions, including those seeking to dispose of re possessed aircraft at distressed prices;

•                                              aircraft brokers;

•                                              public and private partnerships, investors and funds with more capital to invest in aircraft and engines; and

•                                              other aircraft leasing companies that we do not currently consider our major competitors, including the emerging aircraft leasing companies from China and the rest of Asia.

Some of these competitors may have greater operating and financial resources than us.

We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results.

Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition.

As our aircraft age, they will generally generate lower revenues and cash flows. As of June 30, 2014, 199 of our owned aircraft on operating leases were older than 15 years of age. These aircraft represented approximately 6.6% of our net book value as of June 30, 2014. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

The advent of superior aircraft and engine technology or the introduction of a new line of aircraft could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results.

As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft portfolio may become less desirable to potential lessees. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft and engines less desirable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft on favorable terms, if at all, which would have a material adverse effect on our financial results.

New aircraft manufacturers, such as Mitsubishi Aircraft Corporation in Japan, JSC United Aircraft Corporation in Russia and Commercial Aircraft Corporation of China, Ltd. in China, could produce aircraft that compete with current offerings from Airbus, ATR, Boeing, Bombardier and Embraer. Additionally, new manufacturers may develop a narrowbody aircraft that competes with established aircraft types from Boeing and Airbus, and the new products could put downward price pressure on and decrease the marketability for aircraft from Boeing and Airbus. New aircraft types that are introduced into the market could be more attractive for the target lessees of our aircraft.

Airbus and Boeing have launched new aircraft types, which could decrease the value and lease rates of aircraft we own.

Airbus and Boeing have launched several new aircraft types in recent years, including the Boeing 787 family, the Boeing 737 Max family, the Boeing 777X, the Airbus A320neo family, Airbus A330neo family and the Airbus A350 family. The first variant of the Boeing 787 was introduced in 2011, and the other new aircraft types are scheduled to be introduced into service between 2014 and 2020. The availability of these new aircraft types may have an adverse effect on residual value and future lease rates of current technology aircraft. The development of these new aircraft could decrease the desirability of current technology aircraft and thereby increase the supply of current technology aircraft in the marketplace. This increase in supply could, in turn, reduce both future residual values and lease rates for such current technology aircraft.

Airbus and Boeing have announced scheduled production increases, which could result in overcapacity and decrease the value and lease rates of aircraft we own.

The market may not be able to absorb the scheduled production increases announced by Airbus and Boeing. If the additional capacity scheduled to be produced by the manufacturers exceeds the additional future requirement for capacity, the resultant overcapacity could have a negative effect on aircraft values and lease rates. Also, the financial community would be required to increase their lending volume to match the increase in aircraft production. As a result of the increased funding requirement for new deliveries, the cost of lending or the ability to obtain debt could be negatively affected if lending capacity does not increase in line with the increased aircraft production.

If our lessees’ insurance coverage is insufficient, it could adversely affect our financial results.

While we do not directly control the operation of any of our aircraft, by virtue of holding title to aircraft, directly or indirectly, in certain jurisdictions around the world, we could be held liable for losses resulting from the operation of our aircraft, or may be held liable for those losses on other legal theories. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, liabilities arising out of their use and operation of the aircraft.

Following the terrorist attacks of September 11, 2001, however, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for third party war risk and terrorism liability insurance and coverage in general. As a result, the amount of third party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases.

Our lessees’ insurance or other coverage may not be sufficient to cover all claims that may be asserted against us arising from the operation of our aircraft by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the insurance proceeds that would be received by us in the event we are sued and are required to make payments to claimants, which could materially and adversely affect our financial results.

Our lessees’ insurance coverage is dependent on the financial condition of insurance companies. If insurance companies are unable to meet their obligations, it could adversely impact our financial results.

If our lessees fail to appropriately discharge aircraft liens, we may be obligated to pay to discharge the aircraft liens, which could adversely affect our financial results.

In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, including charges imposed by Eurocontrol, landing charges, crew wages, repairer’s charges, salvage or other liens that may attach to our aircraft. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft to which the liens have attached. Aircraft may also be subject to mechanical liens as a result of routine maintenance performed by third parties on behalf of our customers. Although the financial obligations relating to these liens are the responsibility of our lessees, if they fail to fulfill their obligations, the liens may attach to our aircraft and ultimately become our responsibility. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft.

Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. Our lessees may not comply with their obligations under their leases to discharge aircraft liens arising during the terms of their leases. If they do not, we may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft. Such payments would materially and adversely affect our financial results.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner’s obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results.

We are subject to various risks and requirements associated with transacting business in foreign countries.

Our international operations expose us to trade and economic sanctions and other restrictions imposed by the United States or other governments or organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act (“FCPA”), and other federal statutes and regulations, including those established by the Office of Foreign Asset Control (“OFAC”). Under these laws and regulations, the government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, operating results and financial condition.

We have implemented and maintained in effect policies and procedures designed to ensure compliance by us, our subsidiaries and our directors, officers, employees, consultants and agents with respect to FCPA, OFAC and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. We cannot assure you, however, that our directors, officers, employees, consultants and agents will not engage in conduct for which we may be held responsible. Violations of the FCPA, OFAC and other export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our ability to operate in some countries is restricted by foreign regulations and controls on investments.

Many countries restrict or control foreign investments to varying degrees, and additional or different restrictions or policies adverse to us may be imposed in the future. These restrictions and controls have limited, and may in the future restrict or preclude, our investment in joint ventures or the acquisition of businesses outside of the United States, or may increase the cost to us of entering into such transactions. Various governments, particularly in the Asia/Pacific region, require governmental approval before foreign persons may make investments in domestic businesses and also limit the extent of any such investments. Furthermore, various governments may require governmental approval for the repatriation of capital by, or the payment of dividends to, foreign investors. Restrictive policies regarding foreign investments may increase our costs of pursuing growth opportunities in foreign jurisdictions, which could materially and adversely affect our financial results.

There is a limited number of aircraft and engine manufacturers, and the failure of any manufacturer to meet its aircraft and engine delivery obligations to us could adversely affect our financial results.

The supply of commercial jet aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls Royce plc and Pratt & Whitney. As a result, we are dependent on the ability of these manufacturers to remain financially stable, produce products and related components that meet the airlines’ demands and fulfill their contractual obligations to us.

Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

•                                              missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;

•                                              an inability to acquire aircraft and engines and related components on terms which will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

•                                              a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;

•                                              poor customer support or reputational damage from the manufacturers of aircraft, engines and components, resulting in reduced demand for a particular manufacturer’s product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

•                                              reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

We and our customers are subject to various environmental regulations that may have an adverse impact on our financial results.

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization, or ICAO, has adopted a more stringent set of standards for noise levels which apply to engines manufactured or certified beginning in 2006. Currently, United States regulations do not require any phase out of aircraft that qualify with the older standards, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the newer standards. These regulations could limit the economic life of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

In addition to more stringent noise restrictions, the United States, European Union and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Although current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations or indirect taxation. For example, the European Union issued a directive in January 2009 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any European Union country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. Similar legislation is currently being proposed in the United States. Limitations on emissions such as the one in the European Union could favor younger, more fuel efficient aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of less efficient aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. While we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

Our operations, including AeroTurbine’s operations, are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or were not responsible for the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third party waste disposal sites where we have sent or may send waste. We cannot assure you that we will be in complete compliance with these laws, regulations or permits at all times. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

Our financial reporting for lease revenue may be significantly impacted by proposed new accounting standards for lease accounting.

In May 2013, the Financial Accounting Standards Board (“FASB”) issued a second Exposure Draft that proposes substantial changes to existing lease accounting. This second Exposure Draft sets out a new accounting standard for lessee accounting under which a lessee would recognize a “right-of-use” asset representing its right to use the underlying asset and a liability representing its obligation to pay lease rentals over the lease term. Under the proposals in the second Exposure Draft, lessees would also recognize amortization of the right-of-use asset separately from interest on the lease liability for most aircraft leases. A lessor would account for its aircraft leases under a “receivable and residual” approach, which would significantly impact the way we account for lease revenue. The FASB received significant feedback on the second Exposure Draft and is currently in ongoing deliberations to develop a final standard. In March 2014, the FASB tentatively decided on a dual approach for lessee accounting, with lease classification determined in accordance with the principles underlying existing lease requirements (that is, determining whether a lease is effectively an installment purchase by the lessee). Under this approach, a lessee would account for most existing capital/finance leases as Type A leases (that is, recognizing amortization of the right-of-use asset separately from interest on the lease liability) and most existing operating leases as Type B leases (that is, recognizing a single total lease expense). The FASB also tentatively decided to eliminate the receivable and residual approach proposed in the second Exposure Draft. Instead, a lessor will be required to apply an approach substantially equivalent to existing GAAP by assessing whether the lease transfers substantially all the risks and rewards incidental to ownership of the underlying asset. Given that the latest decisions may result in an approach substantially equivalent to existing GAAP, we do not currently expect significant changes to the presentation of our financial statements. These FASB decisions are, however, tentative and may change during future deliberations of the lease project. The proposals do not contain an effective date for the proposed changes; however, it is unlikely that a new lease accounting standard will be effective prior to 2017.

A cyber-attack that bypasses our information technology, or IT, security systems, causing an IT security breach, may lead to a material disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our computer systems to manage, process, store, and transmit information associated with aircraft leasing. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyber-attack could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cyber security, our resources and technical sophistication may not be adequate to prevent all types of cyber-attacks.

Material damage to, or interruptions in, our information systems as a result of external factors, staffing shortages and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

We depend largely upon our information technology systems in the conduct of all aspects of our operations. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. Damage or interruption to our information systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim.  In addition, we are currently pursuing a number of IT related projects that will require ongoing IT related development and conversion of existing systems, particularly in connection with the reorganization process following the consummation of ILFC Transaction.  Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our information systems may have a material adverse effect on our business or results of operations.

RISKS RELATED TO THE AVIATION INDUSTRY

Interruptions in the capital markets could impair our lessees’ ability to finance their operations, which could prevent the lessees from complying with payment obligations to us.

The global financial markets have been highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Many of our lessees have expanded their airline operations through borrowings and are leveraged. These lessees will depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable or available only at high interest costs or on unfavorable terms, and to the extent financial markets do not allow equity financing as an alternative, our lessees’ operations and operating results may be adversely affected and they may not comply with their respective payment obligations to us.

The global sovereign debt crisis could result in higher borrowing costs and more limited availability of credit, as well as impact the overall airline industry and the financial health of our lessees.

Standard & Poor’s Ratings Group, Inc. (“S&P”) lowered its long term sovereign credit rating on the United States of America from AAA to AA+ on August 5, 2011, and recent U.S. budget deficit concerns and the budget impasse that resulted in the partial shutdown of the U.S. government in October 2013 have increased the possibility of further downgrades. Significant concerns regarding the sovereign debt of numerous countries have developed and required some of these countries to seek emergency financing. Specifically, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, thus reducing the purchasing power of our European customers. Many of the structural issues facing the Eurozone remain and problems could resurface that could have significant adverse effects on our business, results of operations, financial condition and liquidity, particularly if they lead to sovereign debt default, significant bank failures or defaults or the exit of one or more countries from the European Monetary Union (the “EMU”). Financial market conditions could, however, materially worsen if, for example, consecutive Eurozone countries were to default on their sovereign debt, significant bank failures or defaults in these countries were to occur, or one or more of the members of the Eurozone were to exit the EMU. Further, the effects of the Eurozone debt crisis could be even more significant if they lead to a partial or complete breakup of the EMU. The partial or full breakup of the EMU would be unprecedented and its impact highly uncertain. The exit of one or more countries from the EMU or the dissolution of the EMU could lead to redenomination of certain obligations of obligors in exiting countries. Any such exit and redenomination would cause significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and lead to complex and lengthy disputes and litigation.

The downgrade of the credit rating of the United States and the ongoing European debt crisis have contributed to the instability in global credit markets. The sovereign debt crisis could further adversely impact the financial health of the global banking system, not only due to its exposure to the sovereign debt, but also by the imposition of stricter capital requirements, which could limit availability of credit. Further, the sovereign debt crisis could lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets or reduced economic conditions could have a material adverse effect on our business, financial condition and liquidity.

Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.

In recent years, several airlines have filed for protection under their local bankruptcy and insolvency laws and, over the past several years, certain airlines have gone into liquidation. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. The bankruptcies have led to the grounding of significant numbers of aircraft, rejection of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values.

Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

A return to historically high fuel prices or continued rapid fluctuations in fuel prices and high fuel costs could affect the profitability of the aviation industry and our lessees’ ability to meet their lease payment obligations to us, which would adversely affect our financial results.

Fuel costs represent a major expense to companies operating in the aviation industry. Fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental events and currency/exchange rates. Fuel costs are not within the control of lessees, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs would materially and adversely affect their operating results.

Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices. The perception of a structural shortage in oil supplies resulted in the 2008 oil price boom, and saw fuel prices increase to historical highs before declining substantially as a result of the 2008 to 2009 global recession, the subsequent political unrest in North Africa, and the fear of political unrest spreading to the large oil exporting countries in the Middle East resulted in rising fuel prices thereafter.

A return to the historically high fuel prices of 2008 that are not hedged appropriately would have a material adverse impact on airlines’ profitability. Swift movements in fuel prices when airlines have hedged their fuel costs can adversely affect profitability and liquidity as airlines may be required to post cash collateral under hedge agreements. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully offsets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices return to historically high levels due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs or generate lower revenues, resulting in an adverse effect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees’ ability to make rental and other lease payments, result in lease restructurings or aircraft repossessions, increase our costs of servicing and marketing our aircraft, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results.

If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results.

As a result of the September 11, 2001, terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events, could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding increasing tensions between Ukraine and Russia and the possibility of increased sanctions against Russia, the situation in Iraq, Syria, the Israeli/Palestinian conflict, tension over the nuclear programs of Iran and North Korea, political instability in the Middle East and North Africa, and the dispute between Japan and China may lead to further instability in these regions. Future terrorist attacks, war or armed hostilities, or the fear of such events in these or any other region, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results.

Terrorist attacks and adverse geopolitical conditions have negatively impacted the aviation industry and concerns about such events could also result in:

•                                              higher costs to the airlines due to the increased security measures;

•                                              decreased passenger demand and revenue due to the inconvenience of additional security measures;

•                                              the imposition of “no-fly zone” or other restrictions on commercial airline traffic in certain regions;

•                                              uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions;

•                                              higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;

•                                              significantly higher costs of aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available;

•                                              inability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and

•                                              special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

Future terrorist attacks, acts of war or armed hostilities may cause certain aviation insurance to become available only at significantly increased premiums, which may only provide reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft lenders and lessors or by applicable government regulations, or to not be available at all.

Although the Aircraft Transportation Safety and System Stabilization Act adopted in the United States on September 22, 2001 and similar programs instituted by the governments of other countries provide for limited government coverage under government programs for specified types of aviation insurance, these programs may not continue and governments may not pay under these programs in a timely fashion.

Future terrorist attacks, acts of war or armed hostilities are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases, which may in turn lead to aircraft groundings, may result in additional lease restructurings and repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of them on a timely basis at favorable rates or on favorable terms, if at all, and may reduce the proceeds received for our aircraft upon any disposition. These results could adversely affect our financial results.

The effects of epidemic diseases and natural disasters, such as extreme weather conditions, floods, earthquakes and volcano eruptions, may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results.

The outbreak of epidemic diseases, such as previously experienced with Severe Acute Respiratory Syndrome (SARS), Ebola and H1N1 (swine flu), could materially and adversely affect passenger demand for air travel. Similarly, the lack of air travel demand or the inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters including floods, earthquakes and volcano eruptions could impact the financial health of certain airlines including our lessees. These consequences could result in our lessees’ inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results. Additionally, the potential reduction in air travel demand could result in lower demand for aircraft and consequently lower market values that would adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

The departure of senior managers could adversely affect our financial results.

Our future success depends, to a significant extent, upon the continued service of our senior management personnel. The departure of senior management personnel could have a material adverse effect on our ability to achieve our business strategy.

Conflicts of interest may arise between our shareholders, including AIG, and the holders of the notes that could be resolved in a manner unfavorable to holders of the notes.

Conflicts of interest may arise between our shareholders and the holders of our notes. AIG is currently our largest shareholder, owning approximately 46% of our ordinary shares, and is entitled, pursuant to a shareholder agreement, to elect two members of our board of directors for so long as it owns more than 10% of our ordinary shares. Subject to certain exceptions, however, AIG may vote shares constituting no more than 24.9% of its shares able to vote and must abstain from voting the remainder of its shares. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement and Registration Rights Agreement with AIG.” In addition, Waha Capital PJSC (“Waha”) owns approximately 14% of our ordinary shares and is entitled, pursuant to  a subscription agreement, to nominate two member of our board  of directors. AIG and Waha may be able to significantly influence fundamental corporate matters and transactions, and potential conflicts of interest could arise between them and the holders of the notes. For example, conflicts could arise over the appointment of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association, employee retention or recruiting, or our dividend policy, and these conflicts may be resolved in a manner that is unfavorable to the holders of the notes.

Sales of our ordinary shares may negatively affect the market price thereof.

As a result of the ILFC Transaction, AIG  holds approximately 46% of our ordinary shares, and Waha holds approximately 14% of our ordinary shares.  The ordinary shares issued in the ILFC Transaction to AIG are subject to a lock-up period which will expire in stages over a 9 to 15 month period, following the closing of the ILFC Transaction.  The ordinary shares held by Waha are not subject to a lock-up period and Waha may demand registration of their shares subject to certain terms and conditions contained in a registration rights agreement with Waha.  Sales by AIG or Waha of their ordinary shares, or the perception in the market that these sales could occur, may negatively affect the price of our ordinary shares.

We are a Netherlands public limited liability company (“naamloze vennootschap” or “N.V.”) and it may be difficult to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

We were incorporated under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this annual report are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether the courts of The Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages.

Under our articles of association, we indemnify and hold our directors, officers and employees harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

Our international operations expose us to geopolitical, economic and legal risks associated with a global business.

We conduct our business in many countries, and we anticipate that revenue from our international operations, particularly from the Asia/Pacific region, will continue to account for a significant amount of our future revenue. There are risks inherent in conducting our business internationally, including:

•               general political and economic instability in international markets;

•               limitations in the repatriation of our assets, including cash;

•               expropriation of our international assets;

•                                              different liability standards and legal systems that may be less developed and less predictable than those in the United States; and

•                                              laws of countries that do not protect our intellectual property and international rights to the same extent as the laws of the United States.

These factors may have a material adverse effect on our financial results.

If our subsidiaries do not make distributions to us we will not be able to pay dividends.

Substantially all of our assets are held by and our revenues are generated by our subsidiaries. While we do not currently, or intend to, pay dividends, we will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. Substantially all of our owned aircraft are held through special purpose subsidiaries or finance structures which borrow funds to finance or refinance the aircraft. The terms of such financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information.

RISKS RELATED TO TAXATION

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

We and our subsidiaries are subject to the income tax laws of the Netherlands, Ireland, Sweden, the United States and other jurisdictions in which our subsidiaries are incorporated or based. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate, where the lessees of our aircraft (or others in possession of our aircraft) are located or changes in tax laws, regulations or accounting principles. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results.

We may become subject to additional Irish taxes based on the extent of our operations carried on in Ireland.

Our Irish tax resident subsidiaries, are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 33%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of June 30, 2014, we had significant Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland Limited and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carry-forwards against future taxable trading income in Ireland.

We may fail to qualify for benefits under one or more tax treaties.

We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. This conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly the Netherlands and Ireland). That in turn may depend on, among others, the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly owned and the identities of the direct and indirect owners of our indebtedness. The nature of our activities may be such that our subsidiaries may not continue to qualify for the benefits under income tax treaties with the United States and that may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes which could have a material adverse effect on our financial results.

RISKS RELATED TO THE ILFC TRANSACTION

The ILFC Transaction may not be successful or achieve its anticipated benefits.

We may not successfully realize anticipated growth or cost savings opportunities or integrate the businesses and operations of AerCap and ILFC. We have significantly more revenue, expenses, assets and employees than we did prior to the ILFC Transaction. We have also assumed all liabilities of ILFC, including under all of ILFC’s outstanding indebtedness. We may not successfully or cost effectively integrate AerCap’s and ILFC’s businesses and operations. Even if we are able to successfully integrate AerCap’s and ILFC’s businesses and operations, this integration may not result in the realization of the full benefits of the growth opportunities or cost-savings that we expect within the anticipated time frame, or at all.

The ILFC Transaction may prove disruptive and could result in the combined business failing to meet our expectations.

The process of integrating the operations of AerCap and ILFC may require a disproportionate amount of resources and management attention. Our future operations and cash flows will depend largely upon our ability to operate the combined company efficiently, achieve the strategic operating objectives for the combined business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine AerCap and ILFC and operate the combined company, our management team must focus on realizing anticipated synergies and cost-savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention to difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

The ILFC Transaction could adversely impact our relationship with our customers and may result in the departure of key personnel.

The ILFC Transaction could cause disruptions in our business. For example, our customers may refrain from leasing or re-leasing our aircraft until they determine how the ILFC Transaction will affect our business, including, but not limited to, the pricing of our leases, the availability of certain aircraft, and our customer support. Our customers may also choose to lease aircraft and purchase services from our competitors until they determine whether the ILFC Transaction will affect our business or our relationship with them. Uncertainty concerning potential changes to us and our business could also harm our ability to enter into agreements with new customers. In addition, key personnel may depart for a variety of reasons, including perceived uncertainty regarding the effect of the ILFC Transaction on their employment.

Regulatory bodies may impose requirements that would affect our business subsequent to the completion of the ILFC Transaction.

Any relevant regulatory body may impose requirements on us, or require divestitures or place restrictions on the conduct of our business that would affect our business and that could impair our ability to realize the anticipated benefits of the ILFC Transaction or materially impact our ability to operate our business and our financial results.

The reorganization of ILFC’s corporate structure and assets, which may not be completed successfully, or at all.

We are in the process of effecting a reorganization of ILFC’s corporate structure and assets to achieve our tax and financing goals going forward. We cannot assure you that the plan will be completed successfully, if at all, or that we will be successful in realizing any particular benefits as a result of the plan.

Our historical and pro forma combined financial information may not be representative of our results as a combined company.

The historical financial information included in this prospectus supplement is derived from the separate financial statements of AerCap and ILFC for periods prior to the consummation of the ILFC Transaction. The pro forma combined financial information presented in this prospectus supplement is based in part on certain assumptions regarding the ILFC Transaction that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical and pro forma combined financial information included in this prospectus supplement does not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented or what our results of operations and financial condition will be in the future.

In addition, the historical financial statements of ILFC for the periods prior to the consummation of the ILFC Transaction, and our assumptions regarding the ILFC Transaction, may not be representative of our results as a combined company as a result of the following factors:

•                                              we applied purchase accounting at the time of the ILFC Transaction, and the carrying values of ILFC’s assets and liabilities were generally adjusted to their then-current fair values, which will affect depreciation and amortization expense going forward;

•                                              the combined company adopted AerCap’s accounting policies, which may impact the timing and amount of future revenues and expenses that ILFC would have recognized on a stand-alone basis in its results of operations and may impact the classification of amounts recorded in the combined company’s financial statements in subsequent periods;

•                                              ILFC’s effective tax rate may be different from its historical effective tax rate because ILFC is no longer subject to its current tax sharing agreement with AIG, which terminated upon the consummation of the ILFC Transaction, and ILFC will no longer be included in AIG’s tax returns;

•                                              significant changes may occur in ILFC’s cost structure, financing and business operations as a result of ILFC’s separation from AIG, which could result in increased costs associated with reduced economies of scale and costs for services previously provided to ILFC by AIG;

•                                              the cost of funding the business;

•                                              the need for additional personnel to perform services previously provided to ILFC by AIG;

•                                              higher costs for vendor services previously provided to ILFC under AIG volume discounts; and

•                                              our election under Section 338(h)(10) of the Code made with respect to the ILFC Transaction such that we adjusted the historical tax basis of ILFC’s assets and ILFC’s historical deferred taxes.

The challenges of integrating previously independent businesses make evaluating the combined company and future financial prospects of the combined company difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently reorganized or combined companies.

Risks Related to Our Substantial Indebtedness

Our level of indebtedness requires significant debt service payments.

Our consolidated total indebtedness was approximately $31.3 billion as of June 30, 2014 (approximately 71% of our total assets as of that date), and our interest expense was $0.2 billion for the six months ended June 30, 2014, respectively. Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain significant levels of indebtedness. Our fixed rate debt of $25.6 billion equals 82% of our total outstanding debt obligations, as of June 30, 2014. Our level of indebtedness:

•                                              causes a substantial portion of our cash flows from operations to be dedicated to interest and principal payments and therefore not available to fund our operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•                                              restricts the ability of some of our subsidiaries and joint ventures to make distributions to us;

•                                              may impair our ability to obtain additional financing in the future;

•                                              may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•                                              may make us more vulnerable to downturns in our business, our industry or the economy in general.

Despite our substantial debt, we may still be able to incur significantly more debt, including secured debt, which would increase the risks described herein.

Despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and meeting our contractual obligations. If we increase our total indebtedness, our debt service obligations will increase. We will become more exposed to these risks as we become more leveraged.

The agreements relating to our debt, including our indentures, securitization, term financing facilities, ECA guaranteed financings, revolving credit facilities, subordinated joint venture agreements, other commercial bank financings and the indenture governing the notes, limit but do not prohibit our ability to incur additional debt. Accordingly, we could incur significant additional debt in the future, including secured debt, to which the notes would be effectively subordinated to the extent of the value of the collateral securing such debt. We have approximately $3.9 billion of total borrowings available under our revolving credit facilities, subject to certain conditions, including compliance with certain financial covenants. In addition, subsidiaries that are not guarantors of the notes also could incur debt, which debt would be effectively senior to the notes if those subsidiaries do not guarantee the notes. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital. If additional debt is added to our current debt levels, the related risks we could face would increase.

Changes in interest rates may adversely affect our financial results.

We use a mix of fixed rate and floating rate debt to finance our business. If interest rates increase, we would be obligated to make higher interest payments to our lenders on the floating rate debt to the extent that it is not hedged. Our practice has been to protect ourselves against interest rate increases on our floating rate liabilities by entering into derivative contracts, such as interest rate caps and interest rate swaps. We remain exposed on our hedged debt, however, to changes in interest rates to the extent that our derivative contracts are not correlated, although the majority of our floating rate debt entered into by ILFC prior to the ILFC Transaction has been hedged using swaps. In addition, we are exposed to the credit risk that the counterparties to our derivative contracts will default in their obligations. If we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

Decreases in interest rates may also adversely affect our interest revenue on cash deposits as well as lease revenues generated from leases with lease rates tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, since our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease, if interest rates decrease, new fixed rate leases we enter into may be at lower lease rates and our lease revenue will be adversely affected.

To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available.

Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund planned aircraft purchases and other cash needs, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our indentures, securitization, term financing facilities, ECA guaranteed financings, revolving credit facilities, subordinated joint venture agreements and other commercial bank financings, including the indenture governing the notes, and other agreements we may enter into in the future. Specifically, we will need to maintain specified financial ratios and satisfy financial condition tests. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under our term financing facilities or from other sources in an amount sufficient to pay our debt, including the notes, or to satisfy our other liquidity needs.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and aircraft purchases, or to sell assets, seek additional capital or restructure or refinance the notes or our other indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of the indenture governing the notes and other existing or future debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.

The agreements governing our debt impose operating and financial restrictions on our activities that limit or prohibit our ability to, among other things:

•              incur additional indebtedness;

•              create liens on assets;

•              sell certain assets;

•              make certain investments, loans, guarantees or advances;

•              declare or pay certain dividends and distributions;

•              make certain acquisitions;

•              consolidate, amalgamate, merge, sell or otherwise dispose of all or substantially all of our assets;

•              enter into transactions with our affiliates;

•              change the business conducted by the borrowers and their respective subsidiaries;

•              enter into a securitization transaction unless certain conditions are met; and

•              access cash in restricted bank accounts.

The agreements governing certain of our indebtedness also contain financial covenants, such as requirements that we comply with certain loan to  value, interest coverage and leverage ratios. These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, amalgamation, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements would result in a default under those agreements and under other agreements containing cross default provisions. A default would permit debt holders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt and to terminate any commitments to lend. Under these circumstances, we may have insufficient funds or other resources to satisfy all our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions may significantly impair our ability to obtain other financing.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.